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04045263

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Uni Charm Corp.

*CURRENT ADDRESS

PROCESSED
OCT 04 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4985 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/4/04

82-4985

EXHIBIT B

ENGLISH VERSION/TRANSLATION OF
JAPANESE LANGUAGE DOCUMENTS AND
PRESS RELEASES

3-31-04
ARIS

1. Flash Report ("Kessan Tanshin") dated April 30, 2004 for the year ended March 31, 2004

Consolidated Financial Results for the Year Ended March 31, 2004

April 30, 2004

Company name:	Unicharm Corporation
Stock Exchange Listing:	Tokyo Stock Exchange, First Section
Stock code number:	8113
Company URL:	http://www.unicharm.co.jp/
Location of head office:	Ehime Prefecture, Japan
Representative:	Takahisa Takahara Representative Director and President
Contact:	Shigeki Maruyama Managing Director Phone: +81-3-3447-5111
Date of Board Meeting to Approve the Financial Results:	April 30, 2004
Adoption of U.S. GAAP:	No

1. Consolidated Financial Results for the Year Ended March 31, 2004
(1) Consolidated Results of Operations

(Amounts are rounded to the nearest million)

	Net sales (Milliions of yen)	Year-on-year Change (%)	Operating income (Milliions of yen)	Year-on-year Change (%)	Ordinary income (Milliions of yen)	Year-on-year Change (%)
Year ended March 31, 2004	240,109	7.6	30,726	19.1	31,120	20.2
Year ended March 31, 2003	223,168	8.0	25,793	35.9	25,895	35.2

	Net income (Milliions of yen)	Year-on-year Change	Net income	Diluted net income per share (Yen)	Return on shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Year ended March 31, 2004	16,239	26.1	240.26	—	13.7	15.7	13.0
Year ended March 31, 2003	12,879	45.5	185.29	—	11.6	13.8	11.6

Notes:

1. Equity in net income (losses) of affiliated companies:
   Year ended March 31, 2004: ¥116 million
   Year ended March 31, 2003: ¥123 million
2. Weighted-average common shares outstanding (consolidated):
   Year ended March 31, 2004 66,942,629 shares
   Year ended March 31, 2003: 68,695,197 shares
3. Change in accounting policies: None

4. Change (%) of net sales, operating income, ordinary income and net income represents the increase or decrease ratio in relation with the previous year.

(2) Consolidated Financial Position

	Total assets (Millions of yen)	Total shareholders' equity (Millions of yen)	Equity-assets ratio (%)	Total shareholders' equity per share (Yen)
March 31, 2004	209,002	123,708	59.2	1,858.63
March 31, 2003	187,987	113,136	60.2	1,674.47

Notes:

1. Number of shares outstanding at fiscal year end (consolidated)
   March 31, 2004: 66,474,997 shares
   March 31, 2003: 67,475,742 shares

(3) Consolidated Cash Flows

	Net cash provided by (used in)			Cash and cash equivalents at end of year (Millions of yen)
	Operating activities (Millions of yen)	Investing activities (Millions of yen)	Financing activities (Millions of yen)	
Year ended March 31, 2004	36,915	(25,836)	(7,933)	44,434
Year ended March 31, 2003	27,185	(26,410)	(9,805)	41,568

(4) Number of Consolidated Subsidiaries and Companies Accounted for by the Equity Method

Number of consolidated subsidiaries: 27
Number of non-consolidated subsidiaries accounted for by the equity method: -
Number of affiliated companies accounted for by the equity method: 2

(5) Changes in Reporting Entities

Number of consolidated subsidiaries added: 1
Number of consolidated subsidiaries removed: 3
Number of equity-method companies added: -
Number of equity-method companies removed: -

2. Consolidated Financial Forecast for the Year Ending March 31, 2005

(Milliions of yen)

	Net sales	Ordinary income	Net income
Six month ending September 30, 2004	120,000	15,800	8,700
Year ending March 31, 2005	252,000	32,500	17,400

Note:

Estimated net income per share for the year ending March 31, 2005 is 259.40 yen.

* The above--mentioned forecast is based on the information available as of the date of disclosure of this material, and including a potential risk and uncertainty. Actual performance may differ from forecast figures due to many factors. Please refer to pages 11 and 12 of the attached material for additional information relating to the above forecast.

1. Status of Business Group

The group is comprised of Unicharm Corporation (hereinafter referred to as the "Company"), 27 subsidiaries, and 2 affiliated companies. The main business activities of the group are the manufacture and sales of lifestyle products and pet care products, and services related to these products.
The following chart shows the relationships between the Unicharm Group and its various business divisions, and the relationships between the divisions and the business segments:

Business divisions	Business segments by product		Principal corporations
Lifestyle Products Division	Baby Care Products Feminine Care Products Healthcare Products Clean and Fresh Products (cosmetic puffs, etc.) Household Products	Japan	Unicharm Corporation Unicharm Product Co., Ltd. Unicharm Material Co., Ltd. Kokko Paper Mfg.Co., Ltd. Cosmotec Corporation 3 other companies
		Overseas	United Charm Co., Ltd. Uni-Charm (Thailand) Co., Ltd. Shanghai Uni-Charm Co., Ltd. UNI-CHARM Consumer Products (China) Co., Ltd. Uni-Charm Co., Ltd. PT Uni-Charm Indonesia Uni-Charm Mölnlycke B.V. 8 other companies
Pet Care Division	Pet Food Products Pet Toiletry Products	Japan	Unicharm PetCare Corporation Unicharm Product Co., Ltd. Kokko Paper Mfg.Co., Ltd. Cosmotec Corporation
		Overseas	United Charm Co., Ltd. Uni-Chaarm (Thailand) Co., Ltd. 1 other company
Other Business Division	Food Packaging Materials Industrial Materials Infant Education Business Finance Business Others	Japan	Unicharm Corporation Unicharm Product Co., Ltd. Unicharm Material Co., Ltd. Kokko Paper Mfg.Co., Ltd. 6 other companies
		Overseas	1 company

The following 3 companies were liquidated during the consolidated fiscal year under review:
Siam Uni-Charm Co., Ltd.
Siam Uni-Charm Co., Ltd.
MRD Machinery Co., Ltd.
Uni-Heartous Pet Products USA, Inc.

Major operations and ownership ratio in subsidiaries and affiliated companies are as follows:

Subsidiaries

Name of company	Address	Major operations	Percentage of equity
Unicharm Product Co., Ltd.	Chuo-shi, Shikoku, Ehime Prefecture	Production of baby care, feminine care and other products	100.0%
Unicharm Material Co., Ltd.	Chuo-shi, Shikoku, Ehime Prefecture	Production and sales of nonwoven fabric and other materials	100.0%
Kokko Paper Mfg.Co., Ltd.	Chuo-shi, Shikoku, Ehime Prefecture	Production, processing and sales of paper, nonwoven fabric and other materials	100.0%
Cosmotec Corporation	Zentsuuji-shi, Kagawa Prefecture	Printing, processing and sales of photographic printing plates	100.0%
Unicharm Pet Care Corporation	Shinagawa-ku, Tokyo	Production and sales of pet food products, pet toiletry products	100.0%
United Charm Co., Ltd.	Taiwan	Production and sales of baby care, feminine care and other products	100.0%
Uni-Charm (Thailand) Co., Ltd.	Thailand	Production and sales of baby care, feminine care and other products	100.0%
Shanghai Uni-Charm Co., Ltd.	People's Republic of China	Production and sales of feminine care and other products	100.0%
Uni-Charm Consumer Product (China) Co., Ltd.	People's Republic of China	Production and sales of baby care products	100.0%
Uni-Charm Co., Ltd.	Republic of Korea	Production and sales of baby care, feminine care and other products	100.0%
PT Uni-Charm Indonesia	Indonesia	Production and sales of baby care, feminine care and other products	100.0%
Uni-Charm Mölnlycke B.V.	Netherlands	Production control of baby care and adult diaper products	100.0%
15 other companies			

Affiliated Companies

Name of company	Address	Major operations	Percentage of equity
Unicharm Mölnlycke K.K.	Minato-ku, Tokyo	Sales of adult diaper products	50.0%
1 other company			

2. Management Policies

(1) Basic Management Policy

It has been the management principle of Unicharm to "better human lives by offering only the finest products and services to customers, both at home and abroad." Under this principle, the Company promotes corporate activities aimed at consistently creating new values and providing "No. 1" values to stakeholders (Customers, Shareholders, Business Partners, Associates, and Society).

1) Through persistent innovations in its core technologies in nonwoven fabric and absorbent materials, the Company will strive to deliver high-quality and high-value-added products that meet the needs of customers and create new markets.
2) By working to achieve optimum allocation of management resources and enhancing the growth and profitability of each business, the Company will strive to generate more cash flows and maximize its corporate value (=shareholder value).
3) Working in collaboration with its business partners under the common aim of "maximum satisfaction of customers," the Company will build up optimum value chains to strive for mutual and healthy growth.
4) The present condition will never be enough: every associate will work to improve his or her individual capabilities, unite his or her aspirations with those of others, and exert concentrated efforts to bring forth innovations.
5) Through its business activities, the Company will strive to promote fair corporate management focusing on both corporate social responsibility and business growth.

(2) Basic Corporate Profit Appropriation Policy

Unicharm positions the return of earnings to shareholders as one of its top priority management policies. To this end, the Company is working to enhance corporate value by generating strong cash flows. With regard to dividends,

Unicharm maintains a policy of steadily increasing dividends while at the same time striving to strengthen its corporate base and actively develop business with the aim of enhancing profitability.
In the utilization of cash flows, from the standpoint of raising corporate value in the future, the Company places top priority on allocating funds chiefly on investments for expansion of both overseas and domestic businesses, research and development, and maintenance of information systems, as well as the acquisition of its own shares from time to time as a means of returning earnings to shareholders. Through these means, the Company will strive to achieve efficient management from a long-term perspective.

(3) Policies on Reducing Stock Trading Units
It has been the important management issue of the Company to increase individual investors and thereby enhance the liquidity of its stocks. Unicharm has been promoting measures to this end. As of August 1, 1997, the minimum stock trading unit of the Company was reduced from 1,000 shares to 100 shares to put the shares of the company within the reach of a larger number of investors. While keeping an eye on the market trends, Unicharm will continue to take various measures to increase the liquidity of its shares and expand the range of investors.

(4) Management Targets
By working consistently to increase "net sales" and "profits" and improve "return on equity ("ROE"), Unicharm aims to build a management structure that has high asset efficiency and is capable of winning through global competition.

(5) Medium to Long-term Corporate Management Strategy
With the aim of constantly delivering, "first of its kind" and "first in the world" products and services that will bring comfort, reassurance, and joy to the 2 billion people living in Asia, Unicharm launched the 6th 48-month management plan, the "SAPS Plan," in April 2004. The SAPS Plan emphasizes the following 5 strategies.

1) Strengthen strategy implementation by pursuing the SAPS (Schedule-Action-Performance-Spiral) management model.
2) Create new markets by strengthening product development.
3) Attain top market share in Asia by enhancing the growth of the Lifestyle Products Division.
4) Become cost competitive globally by innovating the supply chain.
5) Enhance corporate value by strengthening corporate social responsibility (CSR) and corporate governance.

The Company will vigorously work on various measures to carry out these strategies and build a new business model in tune with the changes of the environment. Through these measures, Unicharm will strengthen its relationship with customers and thereby enhance its brand values.

(6) Issues Facing the Company
Against a backdrop of persistent weakness of consumer spending in Japan and intense global competition, the Company has promoted corporate reforms seeking to improve profitability in the domestic market and expand business in Asia and other overseas markets faster than those markets are growing. Through these reforms, the Company was able to achieve record high earnings. In order to promote corporate reforms further, the Company will continue to exert extra efforts to add higher value through consistent product innovation in all businesses, as well as to reduce the cost of sales and realize a more efficient utilization of expenses. By actively pursuing the development of new regions, mainly in Asia, and rapidly expanding its lineup of products that respond to customer needs, Unicharm aims to establish its position as a category leader in the growing markets.

(7) Basic Approach to Corporate Governance and Developments
The Company carries out daily corporate activities based on the Unicharm ideals of "pursuing correct corporate management principles that bring together corporate growth, well-being among associates, and the fulfillment of the social responsibilities of the corporation." Stakeholders are paying increasing attention to corporate governance and corporate social responsibility (CSR)—issues that Unicharm has focused on all along. The Company has always promoted "correct corporate management" based on the Unicharm ideals with a strong awareness of the significance of enhancing corporate values and the active acceptance social responsibility. The Company has worked to maintain its management system, to ensure the strict adherence of its associates to the "Unicharm Group Code of Conduct," and to put these policies into actual practice hand in hand with group members.
The Company organized the Corporate Social Responsibility (CSR) Department in April of the previous year as a core body to supervise and promote "environmental protection," "quality assurance," "compliance with pharmaceutical laws," and "product safety assurance" on a company-wide basis. This department works to maximize customer satisfaction and strengthen corporate competitiveness by meeting ecological challenges and achieving quality at the same time. In addition, the Company established the Corporate Ethics Section within the CSR Department in April this year to ensure further adherence to "correct corporate management" for all associates.
In June 1999, the company took another step to maintain the management system by introducing an executive officer system to fit within the traditional management framework of directors and auditors. The revised management system now consists of 5 directors, 26 executive officers (of which 5 concurrently hold directorships), and 3 corporate auditors (including 1 external corporate auditor). After the general meeting of shareholders held on June 29 this year, the

director titles such as "president" and "managing director" will be abolished. Such titles as "president" and "managing director" will be combined with the title "executive officer," and the President & CEO will execute the office as head of the executive body. Executive officers will be appointed each year at the meeting of board of directors held after the closure of the shareholders' meeting, as persons responsible for each executive division. The board of directors will work to separate authority for oversight and execution by electing a chairman as the head of the oversight body from among the directors of the board who are not serving as executive officers. In April 2004, the company formed an executive committee consisting of director-executive officers as regular members in an effort to strengthen oversight functions by directors on the operation of business and also to step up speed in management decision-making on issues related thereto. Every month, the regular members of the executive committee, chaired by the representative director/president & CEO, are working appropriately with the related executive divisions to speedily solve the crucial operational issues selected by the chairman, taking into consideration the managerial situation of the whole Company.
Also, as a company with a Board of Auditors system, Unicharm will require the appointment of a majority number of external corporate auditors two years in advance of the date of the [enforcement of the amendments to the commercial code]. Mr. Haruhiko Takenaka (Statutory Corporate Auditor of Nissan Motor Co., Ltd.) is scheduled to assume the position of external corporate auditor upon resolution for the appointment at the general meeting of shareholders to be held on June 29 this year. As a result, together with Mr. Masahiko Hirata (Former Executive Vice President of Matsushita Electric Industrial Co., Ltd.), there will be a total of two external corporate auditors. With these two internal corporate auditors, the company expects the 4 members of the newly formed Board of Auditors to step up their function of monitoring the Board of Directors. There are no business relations existing between the Company and the external corporate auditors.

A simplified organizational chart of the Company's management system is as shown below:


General Meeting of Shareholders
Board of Corporate Auditors
2 Internal Corporate Auditors
2 External Corporate Auditors
Monitoring
Board of Directors
Representative Director-Chairman of the Board
1 Representative Director
3 Directors
Overseeing, Appointing, Delegating of decision-making
Reporting
Executive System
Internal Audit Committee
Monitoring
Representative Director- President & CEO
Executive Committee
Representative Director, President & CEO
3 Director-Senior Executive Officers
Directing, Overseeing
Reporting
Directing, Overseeing
Reporting
Executive Division
Executive Officers
Executive Division
Executive Officers

Unicharm introduced the stock option system in October 2003 for all Unicharm directors, Unicharm associates, and directors and associates of principal subsidiaries both in Japan and overseas. The Company's main purpose in introducing this system has been to unify the interests of directors, associates and shareholders, and to further enhance corporate values by achieving medium-to-long term targets. At the ordinary general meeting of shareholders to be held in June this year, Unicharm will table the issue of granting stock options in the forthcoming year to all of its directors, all of its associates, and all of the directors and associates of its principal subsidiaries in Japan and overseas.

3. Results of Operations and Financial Position

I. Results of Operations

1. Overview of the Year

Overview of Results

(Millions of yen except for per share data)

	Current year forecasts (note 1)	Current year results	Increase/decrease compared with forecasts	Previous year results	Increase/decrease compared with previous year
Net sales	240,000	240,109	109	223,168	16,940
Operating income	29,500	30,726	1,226	25,793	4,932
Ordinary income	30,000	31,120	1,120	25,895	5,225
Net income	15,000	16,239	1,239	12,879	3,360
Net income per share	223.68	240.26	16.58	185.29	54.97

(Note 1): Current year forecasts are interim forecasts published at the interim closing of accounts.

Geographic Segment Sales

(Millions of yen)

	Net sales (note 2)			Operating Income		
	Current year results	Previous year results	Increase/decrease	Current year results	Previous year results	Increase/decrease
Japan	190,718	177,560	13,158	27,031	23,116	3,914
Asia	32,700	29,416	3,284	3,073	2,386	687
Others	16,690	16,191	498	587	314	272

(Note 2): Net sales represent sales to external customers

(1) Overview of Current Year Results

Although signs of economic recovery have been observed in certain areas in Japan during the fiscal year under review, sluggish personal consumption has lingered on. On the other hand, the economy in Asia where Unicharm principally promotes its business has grown at a relatively steady pace.

Under these circumstances, the Company's consolidated net sales for the year under review increased 7.6% compared with the previous year and posted a record high figure of ¥240.1 billion. Domestic sales increased steadily in the principal businesses of baby care, healthcare, clean and fresh products, and pet care. As a result, domestic sales were posted at ¥190.7 billion, an increase of ¥13.1 billion compared with the previous year. In the overseas business centering on Asia, steady growth of sales was recognized in both the feminine care and baby care businesses. Sales of adult diapers expanded robustly in other regions, especially in Europe. As a result, net sales to external customers of overseas corporations came to ¥49.3 billion, an increase of ¥3.7 billion compared with the previous year. This accounted for 20.6% of the total consolidated sales.

As a result of the increase in revenues, the efficient utilization of sales promotion expenses in domestic businesses, and the improved profitability relative to increased sales realized in overseas businesses, Unicharm was able to post the following results: operating income of ¥30.7 billion (an increase of 19.1% compared with the same period of the previous year), ordinary income of ¥31.1 billion (an increase of 20.2% compared with the same period of the previous year), and net income of ¥16.2 billion (an increase of 26.1% compared with the same period of the previous year). As a result of these record high earnings, net income per share increased by ¥54.97 from the previous year to ¥240.26.

As had been announced during the interim term, the Company will increase its distribution of dividends at the end of the year under review by ¥2 from the end of the previous year to ¥14 per share. As a result, the annual dividend, including the interim dividend of ¥14 per share, will have increased by ¥4 from the previous year to ¥28 per share.

(2) Summary of Operation Results by Major Segments

① Lifestyle Products Division

(Millions of yen)

	Current term	Previous term	Increase / decrease	Rate of change
Net sales (note 3)	205,290	191,898	13,392	7.0%
Operating income	27,221	23,579	3,642	15.4%

(Note 3): Net sales represent sales to external customers.

Net sales from the Lifestyle Products Division for the fiscal year under review increased 7.0% compared with the previous year to ¥205.2 billion. Operating income increased by ¥3.6 billion (up 15.4% from previous year) compared with the previous year to ¥27.2 billion.

●Baby Care Business
The contraction of demand caused by the declining birthrate and persistent weakness in consumer spending has further intensified competition in Japan. Business conditions remain severe despite signs of a halt in the downward spiral of prices.
Facing these circumstances as a leading company in its field, Unicharm is working to reinvigorate this sluggish market, increase earnings, and offer higher added value to consumers through a tireless reworking of products and a vigorous marketing program centered on measures to penetrate and promote the market for pants-type disposable diapers. The open price system and the revision of the company distribution transaction agreements carried out in October 2001 have now taken root, strengthening competitiveness at the point of sale and ensuring efficient application of the Company's sales promotion policies.
The new "Moony Man," a pants-type diaper that can be easily put on, that allows easy movement, and that feels softer to the touch than any product of its kind ever made, was launched from one region to another. With the launch in the Kanto region in October of the previous year, Moony Man is now sold all over Japan. In February this year, a new type of Moony Man with colors on the entire surface of the diaper and different designs for boys and girls was launched nationwide. Other products renewed and sold with colorful design all over the surface include "Mammy Poko Pants" and "Oyasumi Man" in October and "Trepanman" in February. Other newly launched products with improvements include the "Moony" "for newly born infants" and "Moony Oshiri Pure" with stool pockets attached for S sizes, both marketed in February, and the "Moony nobiru fitto" with a "magical waist" marketed in M and L sizes in March in the eastern part of Japan.
In an effort to actively stimulate demand in the market for Trepanman, the No. 1 preferred toilet training pants in the market, "Trepan Otameshi Pack" (trial size) went on sale for a limited period during the summer and the "Unicharm Baby Summer Campaign" promotion was initiated.
In addition to the above activities, Unicharm has focused on increasing brand loyalty and improving the value of the brand by actively planning projects. Besides charitable activities aimed at parenting, the Company has also been working in collaboration with Combi Ltd., Wakodo Co., Ltd., Senshukai Co., Ltd. and SoDaTsu.com (K.K. Fantasy Co., Ltd.) to implement "Baby Town Point Campaign," a "365 Day Mother and Baby Support Site!" on the Baby Town homepage (http://www.babytown.jp), and Pre-Mama Town (http://www.premama.jp/), a support site for mothers-to-be. These new sites are launched as part of a care business venture that aims to "Reduce the Burden of Childcare and Promote the Wonder and Happiness of Parenting."
In its overseas operations, Unicharm has pursued energetic sales and marketing programs in the East Asian countries where the Company already has footholds (Taiwan, China, Thailand, Malaysia, Singapore, Indonesia). Unicharm has also steadily expanded the scope of operations to penetrate the market with "Mammy Poko" tape-type diapers in Taiwan, Thailand, Malaysia, Singapore and Indonesia, while concurrently seeking to activate the markets and expand the market shares of these products. In Thailand and Indonesia "Mammy Poko" disposable diapers have already acquired top share in the markets. In Europe, sales expanded through the entry into the pants-type disposable diaper market.
As a result, sales in the baby care business increased by ¥8.4 billion compared with the previous year to ¥101.0 billion. Sales in Japan accounted for ¥77.6 billion of that figure.

●Feminine Care Business
The domestic market for feminine care products was weak as a result of a decline in the target population. However, as the only comprehensive manufacturer of feminine products in Japan, and for the furtherance of its "science of creating freedom and comfort for women," the Company sought to stimulate the market through the development and improvement of products that provide the reassurance and comfort associated with Unicharm's Sofy brand name.
In October of the previous year the Company launched the first wide type sanitary napkin for night use, "Sofy Wide Guard." By offering high satisfaction to customers in night-use products—a class of product that women have always had difficulty handling—the Company was able to acquire high market shares, as well as nurture and strongly lead the market in night-use sanitary napkins. Concurrently, the Company helped activate the market of night-use products by expanding the lineup of sanitary briefs through the additional launch of "Sofy Night Fit." Unicharm boasts No. 1 share in the sanitary tampon market. As part of its promotional efforts to provide information on sanitary tampons, Unicharm carried out activities to give guidance to consumers on how to use the product and enhance understanding on the characteristics of the product so as to ensure comfort to the women using them. Not only through traditional means of advertising in magazines, but also with cooperation from the distribution sector, Unicharm has placed "information notes" ("*oshirase* cards") at the point of sale and upgraded magazine ads and information on websites. The current term marks the 20th anniversary of the "Sofy" brand inauguration. Taking this opportunity, the Company has vigorously worked to activate consumer demand through various means. The "Sofy 20th Anniversary Campaign" is one example.
Through these activities, the Company has established its position not only as the market leader in sanitary products in Japan, but also as the manufacture of a brand with extremely high approval ratings, a brand both "reliable and familiar," and a brand more widely recognized among consumers than anything else on the market.
Overseas, sales grew steadily in countries where Unicharm has been active, including Taiwan, Thailand, and Indonesia.

As a result, sales in the feminine care business decreased by ¥500 million compared with the previous year to ¥56.3 billion. Sales in Japan amounted to 38.2 billion.

●Healthcare Business

During fiscal year under review, Unicharm's domestic healthcare business, faced with intensifying competition in a growing market, succeeded in expanding its sales at a rate that outpaced the growth of the market. As the demographic shift to an older population continues to sustain steady growth in the market, Unicharm has worked vigorously to develop and improve its "Liferee" brand. Guided by the "Liferee" business philosophy of "Pursuing the Joy of Life," the Company set its sights on a goal embodied in the concept of "Bedridden neither in Mind nor Body." The Company started to use a newly developed, extremely soft material in the manufacture of disposable pants-type diapers, "Liferee Rehabilitation Pants," "Liferee Slim Long Time Anshin Pants" and "Liferee Slim Light Pants." Thanks to the attractive features of these disposable diapers—soft as underwear, easy to put on and take off—all of them have been popular since going on sale.

Unicharm responded to the mass consumption of "Liferee Nyotori Pads" and "Liferee Nyotori Super Strength Pads," two absorption pads for tape-type disposable adult diapers, by introducing a "Super Jumbo Pack" with an increased number of pads. There is a great deal of latent demand in the market for light incontinence products, and Unicharm introduced new packaging for the "Charm Nap Fresh Liners" series of urine absorption liners. With the introduction of "Charm Nap Sawayaka Ultra Absorbent Ookutemo Anshin" and "Charm Nap Sawayaka Ultra Absorbent Long Time Anshin," Unicharm now offers a complete range of products that respond to different amounts of urine. Also in the light incontinence category, packaging for the "Liferee Sawayaka Pads," pads for light incontinence, was renewed (along with improvements in the product itself). As a result, there was a steady increase in the Company's sales of light incontinence products.

Under the concept of "Rehabilitation begins by sitting up," the Company released "Liferee Zai Anshin Pads" in November of the previous year as a product to encourage those living in care facilities and hospitals to get out of bed. In March this year Unicharm started selling "Liferee Suwattemo Anshin Nyotori Pads" ("Liferee Urine Pads Safe in Sitting Position") for retail shops as well.

In addition to expanding these products, the Company focused on further development in the area of excretion care at Unicharm's Excretion Care Research Center in cooperation with expert advisors from outside of the Company. The Company's specialized staff of qualified healthcare professionals (care workers, nurses, "care managers," "home helpers," etc.) and sales staff keep in close contact with local hospitals and care facilities to stay abreast of current developments and give guidance on the best excretion care system for both users and care-providers, as well as to promote sales activities.

Unicharm worked towards enhancing the Liferee brand through the development of a care support service aimed at assisting the mental care of care workers via the "Liferee Iki Iki Hotline Service." Professional advisors respond to customers' concerns and questions about discharge care through this hotline and website pages offering information for care workers (http://www.unicharm.co.jp/).

In January of the previous year, Unicharm initiated the marketing of "Unicharm Chourittai Mask" ("Unicharm Superdimensional Mask"), a new super dimensional, nonwoven mask for sufferers from *kafunsho* (a common allergy to the pollen of a type of Japanese cedar). As a new addition to this widely popular product line, Unicharm introduced "Unicharm Chourittai Mask for Colds and Flus" in October of the previous year. In just a few short months, the product ascended to the top position in the mask market.

Following its introduction in Taiwan, Liferee brand products were marketed in Thailand in May of the previous year. Liferee brands are expanding at an accelerating pace in both countries, and sales of pants-type adult diapers are growing steadily in Europe.

●Clean and Fresh Business

The Clean and Fresh Business offers customers cleanliness, safety, and freshness through products that use nonwoven fabric and absorbent material technologies fostered by Unicharm over the years. Within the Company's general-use moist towelettes lineup of "Silcot Wet Tissues," the "Silcot Wet Tissues Safe Disinfectant" was newly launched, thus strengthening the product range. The leading cosmetic puff, "Silcot," was also relaunched with new packaging. In the kitchen paper range, "Cook Up Kitchen cloth" was re-launched as a multi purpose, economical disposable paper sheet suitable for use not only as kitchen paper but also as a kitchen cloth that resists tearing even when wet. Sales of "Swiffer Dusters" in North America via Procter & Gamble (licensed to use Unicharm's Wave sheet technology) rose steadily.

② Pet Care Division

(Millions of yen)

	Current term	Previous term	Increase / decrease	Rate of change
Net sales (note 4)	23,553	21,917	1,635	7.5%
Operating income	2,168	1,199	968	80.8%

(Note 4): Net sales represent sales to external customers.

Net sales from the Pet Care Division for the fiscal year under review increased 7.5% from the previous year to ¥23.5 billion. Operating income increased by ¥900 million to ¥2.1 billion.
The pet care business is operated as a consolidated subsidiary, Unicharm Pet Care Co., Ltd. With the demographic shift towards an older population, the number of pet owners has increased, fueling expectations of steady growth in this promising market in the medium to long term.
Through the aggressive marketing of new products such as "Neko Genki: for cats with weight problems," "Neko Genki Dry Kedama Care" (a cat food for the treatment of hairballs), "Aiken Genki 11 Years Plus," and the "Aiken Genki Kenko Biscuits"—all of which aim to be both tasty and effective in maintaining the health of cats and dogs—the Company created a high value added market segment whilst improving sales. The sales of pet toiletry products increased steadily through the introduction of "Unicharm Pet Care Disinfectant Wipes" and "Pet Disposable Diapers for Large Dogs" (two products using nonwoven fabrics and absorbent material technology) and the sales of the "Unicharm Pet Care One Week Smell Disinfectant Deo-toilet," an innovative toilet system that stays smell free even when a pet's toilet goes unchanged for a whole week.
In pet food products, the Company marketed "Neko Genki Silver Spoon," "Gaines Pakkun for Small Dogs," "Aiken Genki Can for 11 Years Plus," and "Aiken Genki Can in Chunks for 7 Years Plus." In pet toiletry products, it sold "Unicharm Pet Care Medication for Flea and Ticks Care Spot," "Unicharm Pet Care 1 Sheet per Day Deodorant / Disinfectant Super Deo Sheet," and other products that nurture and expand the market.

③ Other Business Division

(Millions of yen)

	Current term	Previous term	Increase / decrease	Rate of change
Net sales (note 5)	11,266	9,352	1,913	20.5%
Operating income	1,323	1,011	311	30.8%

(Note 5): Net sales represent sales to external customers.

Net sales for the Other Business Division during the fiscal year under review increased 20.5% compared with the previous year to ¥11.2 billion. Operating income came to ¥1.3 billion.
In the field of food packaging materials for supermarkets, the Company's "Fresh Master" tray mats developed using nonwoven fabric and absorbent material technology showed solid sales growth.

2. Forecasts for fiscal 2005

(Millions of yen except for per share data)

	Forecasts for fiscal 2005	Current Term	Increase / decrease	Percent of change
Net sales	252,000	240,109	11,890	5.0%
Operating income	32,200	30,726	1,473	4.8%
Ordinary Income	32,500	31,120	1,379	4.4%
Net income	17,400	16,239	1,160	7.1%
Net income per share	259.40	240.26	19.14	8.0%

Looking at the business environment surrounding the Company, certain tendencies for recovery are beginning to be observed in Japan both in corporate earnings and personal consumption. Nevertheless, with intensifying competition, severe market conditions are expected to prevail. In Asia, the accelerated rate of market expansion will most probably lead to a further intensification of competition among the global brands.

Under such circumstances, pursuant to the principles of the 6th 48-month management plan (the "SAPS Plan"), Unicharm will continue to accurately ascertain customer needs and aggressively expand its business into the growing market by carrying out marketing activities for creating high-value brands and new markets, developing products, and strengthening technological capabilities. In addition, by decreasing the total costs of its supply chain and enhancing the efficient utilization of its expense budget, Unicharm will extensively reform its profit structure to boost profitability.

In the domestic market for the baby care business, Unicharm will work to expand sales and enhance profitability by creating and invigorating markets through the introduction of new versions of "Moony Man" and "Moony" diapers with radically renewed product power, and the introduction of an entirely new diaper called "Moony Man Mizu-asobi Pants" ("Moony Man Pants for Splash-in-the-Water"). In the feminine care business, the Company will further reinforce its brand power by creating a new category of "Sofy Wide Guard" series and developing marketing activities. In the healthcare business, the Company will respond closely to the diverse needs of its customers by enhancing its product power and lineup of rich products in the industry-leading "Liferee" brand, by reinforcing its activities to provide guidance and information on excretion care, and by striving to expand its business at a rate that outpaces the growth of the market itself. In the Clean & Fresh Business, Unicharm will continue to expand its "Wave" series brand and nurture new markets by renovating the products.

In addition to the above activities, Unicharm has opened "Care Support Site to Encourage Home-Nursing! / Discharge Care Navi"—a website that aims to improve quality of life for both patients and caregivers (http://www.carenavi.jp/).

To earn higher profits in the pet care business, Unicharm will strive to expand its lineup of pet toiletry products using nonwoven fabric and absorbent material technologies. In pet food, the Company will work to expand its lineup of high-function, high value added products that respond to the changes in the market.

In its overseas business, the Company will accelerate further expansion of its feminine care business in major countries in East Asia with its "Sofy" brand. In the baby care business, the Company is aiming for a full recognition of the "Mammy Poko" brand and full-scale expansion of business by carrying out aggressive marketing of its "Mammy Poko" diapers and upgrading its production/delivery capabilities. In the healthcare business, Unicharm is working to nurture the third pillar of its overseas operations by vigorously marketing its "Liferee" brand of adult diapers in the two countries of Taiwan and Thailand.

Based on the development of these activities, performance projections on a consolidated basis for the coming fiscal year all high record-high levels: net sales of ¥252.0 billion (an increase of 5.0% compared with current term results), operating income of ¥32.2 billion (an increase of 4.8% compared with current term results), ordinary income of ¥32.5 billion (an increase of 4.4% compared with current term results) and net income of ¥17.4 billion (an increase of 7.1% compared with current term results). As a result, net income per each share will be ¥259.40, an increase of ¥19.14 compared with the results for the current term.

A year-end dividend payout of ¥30 per share and an interim dividend of ¥15 per share, increases of ¥2 and ¥1 compared with the current fiscal year, respectively, are planned for the coming fiscal year.

II. Financial Position

1. Overview of Fiscal Year under Review

(Millions of yen)

	Current term	Previous term	Increase / decrease
Total assets	209,002	187,987	21,014
Total shareholders' equity	123,708	113,136	10,571
Equity-assets ratio	59.2%	60.2%	(1.0) %

(Millions of yen)

	Current term	Previous term	Increase / decrease
Net cash provided by (used in) operating activities	36,915	27,185	9,730
Net cash provided by (used in) investing activities	(25,836)	(26,410)	574
Net cash provided by (used in) financing activities	(7,933)	(9,805)	1,872
Cash and cash equivalents at end of year	44,434	41,568	2,865

Total assets as of March 31 of the fiscal year under review stood at ¥209.0 billion. Cash and cash equivalents increased by 2.7 billion, notes and accounts receivable increased by ¥2.1 billion, marketable securities increased by ¥1 billion, inventories increased by ¥400 million, machinery and equipment increased by ¥2.7 billion, construction in progress increased by ¥4.6 billion, and investment securities increased by ¥11.2 billion compared with the end of the preceding fiscal year. In Shareholders' equity, unrealized gains on securities increased by ¥2.6 billion, foreign currency translation adjustments decreased by ¥1.1 billion, and retained earnings increased by ¥14.3 billion, bringing the total to ¥123.7 billion. As a result, the shareholders' equity-assets ratio decreased by 1% compared with the previous fiscal year-end to 59.2%.

Net cash provided by operating activities increased by 9.7 billion from the previous fiscal year to ¥36.9 billion. This consisted mainly of ¥29.7 billion in income before income taxes and minority interests and ¥11.6 million in depreciation and amortization.

Net cash used in investing activities amounted to ¥25.8 billion. Capital expenditures increased by ¥4.9 billion from the previous fiscal year to ¥18.1 billion, mainly as a result of an increase in facilities for the expansion of overseas operations, new product facilities for principal businesses in Japan, and the remodeling of facilities to support product improvements.

Net cash used in financing activities amounted to ¥7.9 billion. In an effort to maximize capitalization and progressively return earnings to shareholders, Unicharm repurchased its own stock during the fiscal year under review through TOB in the amount of 999,000 shares at an acquisition price of ¥5.32 billion. The shares are currently maintained as treasury stock.

As a result, cash and cash equivalents at the year end increased by ¥2.8 billion from the end of the previous fiscal year to ¥44.4 billion.

2. Financial Forecast for the Coming Year

For net cash from operating activities, the Company expects an increase of income before income taxes and minority interests primarily from increased revenues.

For net cash from investing activities, the Company plans to once more increase its capital expenditures, as it did in the fiscal year under review. The increased investment will go towards facilities for the expansion of overseas operations, new product facilities for principal businesses in Japan, and the remodeling of facilities to support product improvements.

As a result of the foregoing, the Company expects to increase its end of year outstanding balance of cash and cash equivalents for the coming year from the end of fiscal year under review. In any event, Unicharm will continue to strive for a strong and healthy financial structure.

3. Trend of Cash Flow Indices

	Fiscal year ended March 31, 2001	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004
Equity-assets ratio (%)	58.7	58.4	60.2	59.2
Equity-assets ratio based on market capitalization (%)	212.9	136.8	167.3	158.4
Years of debt redemption (years)	0.4	0.4	0.3	0.1
Interest Coverage Ratio (times)	48.6	70.1	74.5	124.2

(Notes):

Equity-assets ratio = Shareholders' equity / total assets

Equity-assets ratio based on market capitalization = Market capitalization / total assets

Years of debt redemption = Interest-bearing debt / cash flows from operating activities
Interest coverage ratio = Cash flows from operating activities / Interests paid

*1. Indices are calculated based on consolidated financial figures.
2. "Market capitalization" is calculated at the year's end by multiplying the closing stock price by the total number of shares outstanding (after exclusion of treasury stock) at that time.
3. "Cash flows from operating activities" are equal to the net cash provided by operating activities on the "Consolidated Statements of Cash Flows". "Interest-bearing debt" covers all debts recorded on the consolidated year-end balance sheet that are interest-bearing. "Interests paid" use the value of interest payments on the "Consolidated Statements of Cash Flows" at fiscal year end.

4. Consolidated Financial Statements, etc.

(1) Consolidated Balance Sheets

(Millions of yen)

	March 31, 2004		March 31, 2003		Year-on-year change (decrease)
	Amount	%	Amount	%	Amount
ASSETS:					
I. CURRENT ASSETS:	94,575	45.3	88,499	47.1	6,076
Cash and deposits	34,434		31,673		2,760
Notes and accounts receivables	29,016		26,881		2,135
Marketable securities	13,922		12,851		1,070
Inventories	12,421		11,932		489
Deferred tax assets	2,530		1,820		710
Other current assets	2,424		3,607		(1,183)
Allowance for doubtful accounts	(173)		(266)		93
II. FIXED ASSETS:	114,426	54.7	99,488	52.9	14,937
1. PROPERTY, PLANT AND EQUIPMENT	77,306	37.0	71,089	37.8	6,216
Buildings and structures	23,117		23,960		(843)
Machinery and equipment, and vehicle	33,046		30,266		2,780
Land	13,325		13,610		(284)
Construction in progress	6,856		2,232		4,624
Other assets	959		1,019		(60)
2. INTANGIBLES	2,903	1.4	3,309	1.8	(405)
3. INVESTMENTS AND OTHER ASSETS	34,216	16.3	25,089	13.3	9,126
Investment Securities	27,603		16,320		11,282
Insurance reserve funds	2,935		2,907		27
Deferred tax assets	1,006		2,828		(1,822)
Deferred tax assets-land revaluation	1,408		1,401		6
Other assets	2,304		2,772		(467)
Allowance for doubtful accounts	(1,042)		(1,141)		99
TOTAL ASSETS	209,002	100.	187,987	100.0	21,014

(Millions of yen)

	March 31, 2004		March 31, 2003		Year-on-year change (decrease)
	Amount	%	Amount	%	Amount
LIABILITIES					
I. CURRENT LIABILITIES	66,874	32.0	58,520	31.1	8,353
Notes and accounts payables	25,990		27,778		(1,788)
Short-term bank loans	4,570		3,917		653
Current portion of bonds	–		1,000		(1,000)
Accrued liabilities	20,798		17,238		3,559
Income taxes payable	9,290		2,637		6,652
Allowance for bonus	3,139		2,758		381
Other current liabilities	3,083		3,189		(105)
II. LONG-TERM LIABILITIES	11,505	5.5	10,427	5.6	1,078
Bonds payable	1,000		1,000		–
Long-term debt	557		710		(153)
Retirement benefits	6,027		4,934		1,093
Allowance for retirement benefits for directors and corporate auditors	1,123		1,249		(125)
Other long-term liabilities	2,797		2,532		264
TOTAL LIABILITIES	78,379	37.5	68,947	36.7	9,432
MINORITY INTEREST					
Minority interest	6,913	3.3	5,903	3.1	1,010
SHAREHOLDERS' EQUITY					
I. Common stock	15,992	7.7	15,992	8.5	–
II. Additional paid-in capital	18,590	8.9	18,590	9.9	–
III. Retained earnings	101,831	48.7	87,462	46.6	14,369
IV. Land revaluation difference, net of tax	(2,052)	(1.0)	(2,059)	(1.1)	6
V. Unrealized gain on available-for-sale securities net of tax	4,109	2.0	1,478	0.8	2,630
VI. Foreign currency transaction adjustments	(2,654)	(1.3)	(1,553)	(0.8)	(1,100)
VII.Treasury stock	(12,108)	(5.8)	(6,775)	(3.6)	(5,333)
TOTAL SHAREHOLDERS' EQUITY	123,708	59.2	113,136	60.2	10,571
TOTAL	209,002	100.0	187,987	100.0	21,014

(2) Consolidated Statements of Income

(Millions of yen)

	Year Ended March 31, 2004		Year Ended March 31, 2003		Year-on-year change (decrease)
	Amount	%	Amount	%	Amount
I. NET SALES	240,109	100.0	223,168	100.0	16,940
II. COST OF SALES	132,074	55.0	123,882	55.5	8,191
Gross Profit	108,035	45.0	99,286	44.5	8,749
III. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	77,309	32.2	73,492	32.9	3,816
Operating income	30,726	12.8	25,793	11.6	4,932
IV. NON-OPERATING INCOME	1,593	0.7	1,263	0.5	330
Interest income	364		246		118
Dividend income	140		73		66
Proceeds from sales of marketable securities	17		21		(4)
Proceeds from subsidy	150		–		150
Other income	921		921		0
V. NON-OPERATING EXPENSES	1,199	0.5	1,161	0.5	37
Interest expense	297		360		(62)
Sales discount	403		383		19
Charge for transitional obligation for allowance for doubtful accounts	3		71		(67)
Foreign exchange loss	309		50		258
Other	184		294		(110)
ORDINARY INCOME	31,120	13.0	25,895	11.6	5,225
VI. EXTRAORDINARY INCOME	797	0.3	535	0.3	262
Gain on sale and disposal of fixed assets	249		503		(253)
Damage deposit	88		–		88
Settlement money in disputes	281		–		281
Other	178		31		146
VII. EXTRAORDINARY LOSS	2,211	0.9	3,533	1.6	(1,322)
Loss on disposal of fixed assets	909		1.243		(333)
Loss on write-down of investment securities	33		391		(358)
Charge for transitional obligation for employees' retirement benefits	1,224		1,224		–
Charge for transitional obligation for allowance for doubtful accounts	–		250		(250)
Loss on sale of investment securities	–		162		(162)
Other	43		262		(218)
INCOME BEFORE INCOME TAXES	29,706	12.4	22.896	10.3	6,810
INCOME TAXES, CURRENT	12,826	5.3	5,946	2.7	6,880
DEFERRED	(723)	(0.3)	3,023	1.3	(3,747)
MINORITY INTERESTS IN NET INCOME	1,363	0.6	1,046	0.5	316

NET INCOME	16,239	6.8	12,879	5.8	3,360

(3) Consolidated Surplus Statement

(Millions of yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
	Amount	Amount
CAPITAL SURPLUS		
I. Balance at beginning of year	18,590	18,590
II. Balance at end of year	18,590	18,590
RETAINED EARNINGS		
I. Balance at beginning of year	87,462	80,048
II. Increase	16,239	12,879
NET INCOME	16,239	12,879
III. Decrease	1,870	5,465
CASH DIVIDENDS	1,740	1,517
BONUSES TO DIRECTORS AND CORPORATE AUDITORS	130	98
REVERSAL OF LAND REVALUATION DIFFERENCE, NET OF TAX	-	3,849
IV. Capital surplus balance at end of year	101,831	87,462

(4) Consolidated Statements of Cash Flows

(Millions of yen)

	Year ended March 31, 2004	Year ended March 31, 2003
I. CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income taxes and minority interests	29,706	22,896
Depreciation and amortization	11,616	11,023
Increase (decrease) of allowance for doubtful accounts	(193)	374
Net periodic retirement benefit costs	1,093	1,051
Increase (decrease) of allowance for retirement benefits for directors and corporate auditors	(125)	37
Interest and dividend income	(504)	(320)
Interest expense	297	360
Loss on write-down of investment securities	33	391
Proceeds from sales of property, plant and equipment	(249)	(503)
Loss on disposals and sales of property, plant and equipment	909	1,128
Increase (decrease) in trade accounts receivable	(2,135)	1,788
Increase in inventories	(489)	(555)
Decrease in trade accounts payable	(1,788)	(4,001)
Increase in other current liabilities	3,085	2,522
Other-net	504	1,132
Subtotal	41,760	37,326
Interest and dividend received	438	293
Interest paid	(297)	(364)
Income taxes paid	(4,985)	(10,068)
Net cash provided by operating activities	36,915	27,185
II. CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of marketable securities	(2,205)	(3,011)
Proceeds from sales of marketable securities	3,330	721
Capital expenditures	(18,137)	(13,187)
Proceeds from sales of property, plan and equipment	894	3,115
Acquisition of intangible fixed assets	(912)	(1,624)
Payment for purchase of investment securities	(10,831)	(10,708)
Proceed from sales of investment securities	2,076	721
Proceed from transfer of business	15	535
Payment for insurance as investments	–	(2,864)
Other	(65)	(107)
Net cash used in investing activities	(25,836)	(26,410)
III. CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase (decrease) in short-term bank loans	566	(941)
Proceeds from long-term debt	50	–
Repayments of long-term debt	(311)	(295)
Redemption of bonds	(1,000)	–
Capital contribution from minority interests	229	–
Purchase of subsidiary's stock by minority interests	(79)	–
Repurchase of the Company's stock	(5,333)	(6,773)
Cash dividends paid	(1,740)	(1,517)
Cash dividends paid to minority interests	(315)	(277)
Net cash used in financing activities	(7,933)	(9,805)

IV. FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(280)	(187)
V. NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,865	(9,217)
VI. CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,568	50,785
VII. CASH AND CASH EQUIVALENTS, END OF YEAR	44,434	41,568

Basis of presenting consolidated financial statements

1. Scope of consolidation
The subsidiaries (27 companies) are fully consolidated.
Name of main subsidiaries: Unicharm Products Co., Ltd., Unicharm PetCare Corporation, Uni-Charm Co., Ltd., United Charm Co., Ltd., Shanghai Uni-Charm Co., Ltd., Uni-Charm (Thailand) Co., Ltd., Uni-Charm Consumer Product (China) Co., Ltd.,
New subsidiary: A subsidiary newly established during the current fiscal year
Unicharm Eduo Corporation
While the consolidated subsidiaries listed below have completed their liquidation, they are consolidated on the balance sheet until liquidation.
Siam Uni-Charm Co., Ltd.
MRD Machinery Co., Ltd.
Uni-Heartous Pet Products USA, Inc.

2. Application of equity method
Investments in 2 affiliated companies listed below are accounted for by the equity method.
Affiliated companies: Unicharm Mölynlcke K.K.
The Fun K.K.

3. Fiscal year of consolidated subsidiaries
The accounting date of 17 overseas subsidiaries and one of the affiliated company accounted for by the equity method among consolidated subsidiaries is December 31. In preparing consolidated financial statements, the Company uses the financial statements dated as of the same date and significant transactions made between the date of the financial statements and the consolidated accounting date have been adjusted as appropriate for consolidation.

4. Accounting policies
(1) Standard and method of valuation of significant assets
① Marketable securities
Held-to-maturity securities amortized cost method (straight-line basis)
Other securities for which market value is determinable are stated by the market value method based on the market price, etc. as of the consolidated accounting date (the variance of the valuation shall be directly accounted for capital and cost of products sold shall be calculated based on the moving average method).
Other securities for which market value is not readily determinable are stated at cost based on the moving average method.
② Inventories
Products and goods are stated at cost determined by the gross average method.
(Part of the consolidated subsidiaries apply the lower cost by gross average method.)
Raw materials are stated at cost determined by the moving average method.
(Part of the consolidated subsidiaries apply the lower cost by gross average method.)
Products in progress are stated at cost determined by the gross average method.
Inventory goods are stated at cost determined by the gross average method.
③ Derivatives are stated by the market value method based on the market price, etc. as of the consolidated accounting date.
(2) Depreciation method of significant depreciable assets
① Tangible fixed assets are mainly depreciated by the declining balance method.; provided, however, that the Company and domestic consolidated subsidiaries adopt a straight-line method with respect to buildings (excluding equipment annexed to the buildings) which have been acquired on and after April 1, 1998. Useful life is estimated as follows:
Buildings and structures 2 to 50 years
Machinery and equipment, and vehicle 2 to 15 years
② Intangible fixed assets are depreciated by a straight-line method.
Useful life is estimated as 5 years for goodwill, estimated available period (5 years) for software (utilized internally).
(3) Provisions
① Allowance for doubtful accounts is calculated based on the estimated amount based on the rate of past record of doubtful accounts as to general claims and the estimated amount of uncollectible accounts upon consideration of collectability of each account by the Company and domestic consolidated subsidiaries. Further, overseas consolidated subsidiaries mainly account for the estimated amount of uncollectible accounts for specific claim.

② Allowance for bonuses to be paid to employees is calculated based on the estimated amount of projected benefit obligation of which payment is scheduled for the next time, applicable to the current consolidated fiscal year.

③ Allowance for retirement benefits to be paid to the employees is calculated based on the estimated amount of projected benefit obligation and the plan assets which are deemed to be accrued at the fiscal year-end.
Unrecognized net transition asset or obligation (6,458 Million yen) is amortized over 5 years on a straight-line basis.
Past service liability is amortized over a stated number of years (5 years) within the average remaining service period of the employees at the time of accrual on a straight-line basis.
Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 10 years on a straight-line basis.
(Additional Information)
The employees' pension fund to which the Company and its domestic consolidated subsidiaries belong was exempted from future payments of substitutional benefits of employees' pension fund by the Minister of Health, Labor and Welfare on July 25, 2003, with the enforcement of the Defined-contribution Pension Law.
At the end of the current fiscal year, the amount which the Company should return (minimum actuarial liability) was 4,557 Million yen and the amount of estimated loss which would arise in the case of application of Article 44-2 of the "Practical Guidance for Accounting of Retirement Benefits (interim report)" (Report No. 13 of The Japan Institute of Certified Public Accountants, Accounting System Committee) as if the payments of such amount to be returned (minimum actuarial liability) were made at the end of the current fiscal year, is 3,817 Million Yen.

④ Allowance for retirement benefits for directors and corporate auditors
The Company and a part of consolidated subsidiaries account for the allowance for retirement benefits for directors and corporate auditors to be required at the end of the current fiscal year in accordance with the regulations on retirement benefits for directors and corporate auditors.

(4) Foreign Currency Transition
Monetary assets and liabilities in foreign currencies are translated at the current exchange rate as of the consolidated accounting date, and the translation gains and losses are credited or charged to income. The assets and liabilities of overseas subsidiaries are translated into Yen at the current exchange rate as of the relevant accounting date, and income and losses are translated into Yen at the rate of average rate during the relevant period, and exchange difference is included in the foreign currency translation adjustments of SHAREHOLDER'S EQUITY.

(5) Leases
Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

(6) Hedge Accounting

① Method of hedge accounting
The Company adopts the deferral hedge accounting. Monetary assets and liabilities in foreign currencies with foreign forward exchange contract are calculated based on the appropriation in Yen.

② Hedging instrument and hedged item
Hedging instrument: foreign forward exchange contract
Hedged item: foreign currency transactions

③ Hedging policy
The Company offsets foreign currency risk in accordance with the "Derivative Transactions Risk Management Policy", internal rule of the Company. With respect to the foreign currency risk of monetary liabilities in foreign currencies incidental to import transactions, being main risk taken by the Company, the Company basically intends to offset about 70% of the amount of such liabilities.

④ Method of assessment of hedging effectiveness
Determination of the hedging effectiveness is omitted, because the critical terms and conditions of notional principal of hedging instrument and hedged item are the same, and it is assumed that fluctuation of rate and cash flow fluctuation are fully offset at the beginning of hedging and any time thereafter.

(7) Other Significant Matters
Accounting for consumption tax
Consumption tax and local consumption tax are excluded from the stated amount of revenue and expenses.

5. Valuation of Assets and Liabilities of Consolidated Subsidiaries
Assets and liabilities of consolidated subsidiaries are fully evaluated at fair market value.

6. Amortization of Consolidation Adjustments
Significant items of consolidation adjustments are amortized evenly over 5 years and any other items are amortized on the date of the relevant accrual dates.

7. Appropriation of Retained Earnings
Consolidated surplus statement is prepared based on the appropriation of retained earnings of consolidated companies determined during the consolidated accounting year.

8. Scope of Funds Reported in Consolidated Cash Flow Statements
Consolidated cash flow statements describe cash on hand, bank money and short-term investment, which become due within three months from the acquisition thereof, having high liquidity, convertibility and trivial risk of price fluctuation.

Notes

(Notes to Consolidated Balance Sheets)

(Millions of yen)

		As of March 31, 2004	As of March 31, 2003
1.	Investment securities (stocks) of affiliated companies	351	289
2.	Accumulated depreciation of tangible fixed assets	94,721	88,449
3.	Guarantee obligation of borrowing of affiliated companies applying the equity method from financial institutions	-	50

4. Under the "Law of Land Revaluation" (Law No. 34, promulgated on March 31, 1998) and the "Law Revising Part of Law of Land Revaluation" (revised on March 31, 2001), the Company has conducted revaluation of commercial lands. The amount equivalent to the tax on the land revaluation diminish is reported on the part of assets as the deferred tax assets-land revaluation, and the amount of diminish calculated by adding the amount of the tax is reported on the part of assets as the land revaluation diminish.

   Method of Revaluation

   The amount is calculated based on real estate appraisal information as provided for in Article 2, Paragraph 5 of the enforcement ordinance of the Law of Land Revaluation (enforcement ordinance no. 119, promulgated on March 31, 1998)

   Date of Revaluation March 31, 2001

	As of March 31, 2004	As of March 31, 2003
Difference between the market value of the commercial lands of which revaluation were conducted as of the end of March 31, 2004 and the carrying amount of the lands after such revaluation.	(1,679)	(1,087)

5. The number of stocks of the Company which submits this consolidated financial statements, held by consolidated companies and non-consolidated subsidiary and affiliated companies applying the equity method, is 2,506,594 shares of common stock.

(Notes to consolidated statements of income)

(Millions of yen)

		As of March 31, 2004	As of March 31, 2003
1.	The main components of selling, general and administrative expenses		
	Shipping and storage expenses	13,560	11,479
	Sales promotion	21,410	20,671
	Advertising	9,450	9,050
	Employees' salaries and bonuses	8,363	8,117
	Charge for transitional obligation for bonuses	1,709	1,603
	Charge for transitional obligation for retirement benefits	926	1,199
	Charge for transitional obligation for retirement allowance to directors and corporate auditors	58	62
	Depreciation	2,209	2,272
2.	Total amounts of research and development costs		
	Research and development costs included in general and administrative expenses and total of current manufacturing costs.	4,688	4,529
3.	Components of proceeds from sales of property, plant and equipment		
	Land	231	490
	Others	17	13

4. Components of loss on disposals of property,

plant and equipment		
Buildings and structures	211	357
Machinery and equipment, and vehicle	577	556
Land	3	115
Software	11	183
Others	107	31

(Notes to consolidated statements of cash flows)

Relationship between the balance at the end of the fiscal year of cash and cash equivalent and the amount of items described in the consolidated balance sheets

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
Cash and deposit accounts	34,434	31,673
Marketable securities	13,922	12,851
Total	48,356	44,524
Fixed-term deposit of which deposit term exceeds 3 months	0	104
Beneficiary certificates of stocks and securities investment trusts	3,922	2,851
Cash and cash equivalent	44,434	41,568

(Notes to leases)

This part is omitted, as it is disclosed by way of EDINET.

(Notes to tax effect accounting)

1. Main causal components of deferred tax assets and deferred tax liabilities

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
(Deferred tax assets)		
CURRENT		
Accrued enterprise tax	803	154
Allowance for bonuses	1,173	920
Unrealized gain	–	52
Other	553	915
Total	2,530	2,042
NON-CURRENT		
Investment securities	1,106	1,093
Tax deferred assets	244	495
Allowance for retirement benefits	2,249	1,690
Allowance for retirement benefits for directors and corporate auditors	457	506
Less allowance for doubtful accounts	318	410
Loss carry forwards	–	–
Other	152	60
Total	4,529	4,256
Total of deferred tax assets-non current	6,996	4,256
Total of Deferred Tax Assets	7,060	6,299
(Deferred tax liabilities)		
CURRENT		
Accrued enterprise tax	–	101
Other	–	121
Total	–	222
NON-CURRENT		
Retained earnings	648	409
Net unrealized gain on available-for-sale securities	2,830	1,007
Other	42	11
Total	3,523	1,428
Total of deferred tax liabilities, non-current	3,523	1,650
Net deferred tax assets (or liabilities)-current		
Net deferred tax assets (or liabilities)-non-current	2,530	1,820
Total	1,006	2,828
	3,537	4,648

(Deferred tax assets-land revaluation)
Land 1,408 1,401

5. SEGMENT INFORMATION

(1) Industry Segments

Year Ended March 31, 2004

(Millions of yen)

	Lifestyle products	Pet care	Others	Total	Total Eliminations or Corporate	Consolidated
I. Sales and operating income and loss						
Sales						
(1) Sales to customers	205,290	23,553	11,266	240,109	—	240,109
(2) Intersegment sales or transfers	42	—	46	89	(89)	—
Total sales	205,332	23,553	11,312	240,198	(89)	240,109
Operating expenses	178,111	21,384	9,989	209,486	(102)	209,383
Operating income	27,221	2,168	1,323	30,712	13	30,726
II. Assets, Depreciation and Capital Expenditures						
Assets	121,783	13,203	33,375	168,362	40,639	209,002
Depreciation	10,917	242	457	11,616	—	11,616
Capital expenditures	18,766	302	418	19,487	—	19,487

Year Ended March 31, 2003

(Millions of yen)

	Lifestyle products	Pet care	Others	Total	Total Eliminations or Corporate	Consolidated
I. Sales and operating income and loss						
Sales						
(1) Sales to customers	191,898	21,917	9,352	223,168	—	223,168
(2) Intersegment sales or transfers	41	—	126	167	(167)	—
Total sales	191,939	21,917	9,479	223,336	(167)	223,168
Operating expenses	168,360	20,718	8,467	197,546	(171)	197,375
Operating income	23,579	1,199	1,011	25,790	3	25,793
II. Assets, Depreciation and Capital Expenditures						
Assets	118,052	12,092	24,526	154,671	33,315	187,987
Depreciation	10,286	298	438	11,023	—	11,023
Capital expenditures	14,525	136	149	14,811	—	14,811

(Notes)

1. Method of Industry Segment Classification
   Industry segment has been classified by divisions for summing up sales, in consideration of similarity of products and markets, etc.
2. Main products of each industry segment
   (1) Lifestyle products: baby care products, feminine care products, healthcare products, etc.
   (2) Pet care: pet food products, pet toiletry products
   (3) Others: food packaging materials, building materials, child education, financing business, etc. and other businesses
3. The amount of company-wide assets included in the item of Eliminations or Corporate out of the assets as of the year ended on March 31, 2004, is 68,613 Million yen and the main items are cash deposits, marketable securities and investment securities of the parent company.
   Year ended March 31, 2003 50,662 Million yen

(2) Geographic Segments

Year Ended March 31, 2004

(Millions of yen)

	Japan	Asia	Other	Total	Total Eliminations or Corporate	Consolidated
I. Sales and operating income and loss						
Sales						
(1) Sales to customers	190,718	32,700	16,690	240,109	—	240,109
(2) Intersegment sales or transfers	5,511	1,752	—	7,263	(7,263)	—
Total sales	196,229	34,452	16,690	247,372	(7,263)	240,109
Operating expenses	169,198	31,378	16,103	216,680	(7,296)	209,383
Operating income	27,031	3,073	587	30,692	33	30,726
II. Assets	121,285	25,270	11,637	158,192	50,809	209,002

Year Ended March 31, 2003

(Millions of yen)

	Japan	Asia	Other	Total	Total Eliminations or Corporate	Consolidated
I. Sales and operating income and loss						
Sales						
(1) Sales to customers	177,560	29,416	16,191	223,168	—	223,168
(2) Intersegment sales or transfers	5,665	1,994	382	8,042	(8,042)	—
Total sales	183,226	31,410	16,574	231,211	(8,042)	223,168
Operating expenses	160,109	29,024	16,259	205,393	(8,018)	197,375
Operating income	23,116	2,386	314	25,818	(24)	25,793
II. Assets	116,619	23,773	11,129	151,522	36,465	187,987

(Notes)

1. Countries and area are classified by geographical proximity.
2. Main countries and areas belonging to the classification other than Japan are as follows:
   (1) Asia Taiwan, China, Republic of Korea, Thailand, etc.
   (2) Other Netherlands
3. The amount of company-wide assets included in the item of Eliminations or Corporate out of the assets as of the year ended on March 31, 2004, is 68,618 Million yen and the main items are cash deposits, marketable securities and investment securities of the parent company.
   Year ended March 31, 2003 50,662 Million yen

(3) Sales to Foreign Customers

Year Ended March 31, 2004 (Millions of yen)

	Asia	Other	Total
I. Sales to foreign customers	31,807	23,261	55,069
II. Consolidated sales	—	—	240,109
III. Percentage of sales to foreign customers in consolidated sales (%)	13.2	9.7	22.9

Year Ended March 31, 2003 (Millions of yen)

	Asia	Other	Total
I. Sales to foreign customers	29,658	18,312	47,970
II. Consolidated sales	—	—	223,168
III. Percentage of sales to foreign customers in consolidated sales (%)	13.3	8.2	21.5

(Notes)

1. Countries and areas are classified by geographical proximity.
2. Main countries and areas belonging to the classification other than Japan are as follows:
   (1) Asia Taiwan, China, Republic of Korea, Thailand, etc.
   (2) Other Netherlands, etc.

6. Status of Production, Orders Received and Sales

(1) Production Results

(Millions of yen)

Business Classification	Year Ended March 31, 2004	Year Ended March 31, 2003
	Volume of production	Volume of production
Lifestyle products	206,279	191,190
Pet care	23,681	22,470
Others	11,354	9,960
Total	241,315	223,621

(Notes)
1. The amounts listed above are calculated based on the sales prices.
2. The amount listed above does not include consumption tax, etc.

(2) Orders Received

The Company does not make production by order.

(3) Sales Results

Business Classification		Year Ended March 31, 2004	Year Ended March 31, 2003
		Volume of production	Volume of production
Lifestyle products			
	Baby care products	101,066	92,583
	Feminine care products	56,361	56,872
	Others	47,861	42,442
	Total	205,290	191,898
Pet care		23,553	21,917
Others		11,266	9,352
Total		240,109	223,168

(Note) The amount listed above does not include consumption tax, etc.

7. Marketable and Investment Securities

YEAR ENDED MARCH 31, 2004

1. Held-to-maturity debt securities for which market price are determinable (As of March 31, 2004)

(Millions of yen)

	Amount in consolidated balance sheet	Market price	Difference
Securities for which market price does not exceed the amount in consolidated balance sheet			
Government and Local bonds	10	10	0
Subtotal	10	10	0
Total	10	10	0

2. Other securities for which market price are determinable (As of March 31, 2004)

(Millions of yen)

	Acquisition cost	Amount in consolidated balance sheet	Difference
Securities for which market price exceeds the acquisition cost in consolidated balance sheet			
(1) Stocks	2,470	10,211	7,740
(2) Other	1,099	1,099	—
Subtotal	3,569	11,310	7,740
Securities for which market price does not exceed the acquisition cost in consolidated balance sheet			
Bonds and debentures	12,000	11,216	(784)
Subtotal	12,000	11,216	(784)
Total	15,570	22,527	6,956

3. Details of main securities for which market prices are not readily determinable and the amount in consolidated balance sheet (except for those described in 1. above) (As of March 31, 2004)

(Millions of yen)

	Amount in consolidated balance sheet
Held-to-maturity debt securities	
Specified bonds	1,505
Bonds	1,711
Foreign bonds	1,000
Other	844
Other marketable securities	
Investment trust	10,000
Preferred stocks	3,000
Unlisted stocks	281

4. Amount of Scheduled Redemption of other marketable securities which will become due and held-to-maturity debt securities (As of March 31, 2004)

(Millions of yen)

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Held-to-maturity debt securities				
Government and local bonds, etc.	0	9	—	—
Other	2,822	2,238	—	—
Other marketable securities				
Bond and debentures	—	6,948	—	4,267
Total	2,822	9,197	—	4,267

5. Other marketable securities sold in year ended March 31, 2004

(Millions of yen)

	Sales price	Total gain on sale	Total loss on sale
Stocks	—	—	—

Bonds and Debentures	—	—	—
Others	12,310	24	7
Total	12,310	24	7

YEAR ENDED MARCH 31, 2003

1. Held-to-maturity debt securities for which market price are determinable (As of March 31, 2003)

(Millions of yen)

	Amount in consolidated balance sheet	Market price	Difference
Securities for which market price exceeds the amount in consolidated balance sheet			
Government and local bonds, etc.	0	0	0
Subtotal	0	0	0
Securities for which market price does not exceed the amount in consolidated balance sheet			
Government and Local bonds, etc.	24	24	(0)
Subtotal	24	24	(0)
Total	25	25	(0)

2. Other securities for which market price are determinable (As of March 31, 2003)

(Millions of yen)

	Acquisition cost	Amount in consolidated balance sheet	Difference
Securities for which market price exceeds the acquisition cost in consolidated balance sheet			
(1) Stocks	1,844	4,317	2,473
(2) Bonds and debentures	2,500	2,587	87
(3) Other	749	750	0
Subtotal	5,093	7,654	2,560
Securities for which market price does not exceed the acquisition cost in consolidated balance sheet			
(1) Stocks	553	519	(34)
(2) Bonds and debentures	2,500	2,499	(0)
(3 Other	154	114	(40)
Subtotal	3,208	3,133	(75)
Total	8,302	10,788	2,485

3. Details of main securities for which market prices are not readily determinable and the amount in consolidated balance sheet (except for those described in 1. above) (As of March 31, 2003)

(Millions of yen)

	Amount in consolidated balance sheet
Held-to-maturity debt securities	
Corporate bonds	3,790
Other	1,000
Other marketable securities	
Investment trust	10,000
Preferred stocks	3,000
Unlisted stocks	280

4. Amount of Scheduled Redemption of other marketable securities which will become due and held-to-maturity debt securities (As of March 31, 2003)

(Millions of yen)

	Due in 1 year or less	Due after 1 year through 5 years	Due after 5 years through 10 years	Due after 10 years
Held-to-maturity debt securities				
Government and local bonds, etc.	14	10	–	–
Other	2,101	2,688	–	–
Other marketable securities				
Investment trust	114	–	–	–
Bond and debentures	–	–	–	5,087
Other	622	–	–	–
Total	2,851	2,699	–	5,087

5. Other marketable securities sold in year ended March 31, 2003

(Millions of yen)

	Sales price	Total gain on sale	Total loss on sale
Stocks	723	12	(162)
Bonds and Debentures	6,711	21	—
Total	7,435	34	(162)

8. Contract Amount, Market Price and Unrealized Gain/Loss

This part is omitted, as it is disclosed by way of EDINET.

9. Retirement Benefits

1. Outline of Severance Payment Plans Adopted by Company

The Company and domestic subsidiaries have adopted welfare pension plans, approved retirement annuity system and retirement allowance plans as defined benefit plans. For retirement of an employee, they may make premium severance payment to such employee which will be accounted for retirement benefit expenses at the time of payment.

2. Projected Benefit Obligation

(Millions of yen)

	Year ended March 31, 2004	Year ended March 31, 2003
① Projected benefit obligation	(25,716)	(23,866)
② Fair value of plan assets	13,898	10,834
③ Unrecognized transitional obligation (①+②)	(11,818)	(13,031)
④ Unamortized amount of transitional obligation	1,191	2,415
⑤ Unamortized amount of prior service cost	(1,753)	(1,011)
⑥ Unrecognized actuarial gain/loss	6,352	6,692
⑦ Allowance for retirement benefits	(6,027)	(4,934)

3. Pension Costs

(Millions of yen)

	Year ended March 31, 2004	Year ended March 31, 2003
① Service cost	1,066	1,542
② Interest cost	603	560
③ Other pension costs		
Amortization of transitional obligation	1,224	1,224
Amortization of actuarial gain/loss	751	442
Amortization of prior service cost	(426)	(251)
Expected return on plan assets	(433)	(431)
Contribution by employees	(60)	(207)
④ Pension costs (①+②+③)	2,724	2,879

4. Assumptions

	Year ended March 31, 2004	Year ended March 31, 2003
① Discount rate		
(Welfare pension fund, basic pension)	2.0%	2.5%
(Welfare pension fund, additional pension)	2.0%	2.5%
(Lump-sum retirement allowance)	2.0%	2.5%
② Expected rate of return on plan assets		
(Welfare pension fund)	4.0%	4.0%
③ Divide of projected benefit obligation	The straight-line method	The straight-line method
④ Amortization period of service cost	5 years	5 years
⑤ Recognition period of actuarial gain/loss	10 years	10 years
⑥ Amortization period of transitional obligation	5 years	5 years

10. Per-share Data

Year ended March 31, 2004	Year ended March 31, 2003
Net assets per share ¥1,858.63 Net income per share ¥240.26 No diluted net income per share is presented herein because no potential shares with dilutive effects existed.	Net assets per share ¥1,674.47 Net income per share ¥185.29 No dilted net income per share is presented herein because no potential shares existed. (Additional information) The Company adopted Accounting Standards Board Statement No. 2, "Accounting Standard on Net Income per Share" and No. 4, the "Accounting Standards Application Guideline on Net Income per Share," issued by Accounting Standards Board of Japan from the fiscal year ended March 31, 2003. Per-share data for the previous fiscal year computed in the same way as before is as follows: Net assets per share ¥1,676.70 Net income per share ¥187.48

(Note) Basis for computing net income per share is as follows.

	Year ended March 31, 2004	Year ended March 31, 2003
Net income in balance sheet (Millions of yen)	16,239	12,879
Amount not attributable to common stock shareholders (Millions of yen)	156	150
(Directors' bonuses paid with profit appropriation)	(156)	(150)
Net income relating to common shares outstanding (Millions of yen)	16,083	12,728
Number of weighted-average shares outstanding (thousands of shares)	66,942	68,695

11. Transactions with Related Party

Year Ended March 31, 2004

Directors and corporate auditors and principal individual shareholders, etc.

Classification		A company, majority of voting rights of which are held by any director or corporate auditor and their close relative (including a subsidiary of such company		A company, majority of voting rights of which are held by any director or corporate auditor and their close relative (including a subsidiary of such company)
Name		Takahara Kosan K.K.		Unitec Corporation
Address		Minato-ku, Tokyo		Shikoku Chuo-shi, Ehime
Capital stock		10 Million yen		98 Million yen
Content of business		Insurance agent		Real estate rental business
Ratio of voting right		Direct 5.7%	N/A	Direct 17.8%
Type of relationship	Overlapping board members	None		None
	Business transactions	Insuring against the Company and leasing buildings		Leasing lands
Content of transaction		Business transactions		Business transactions
		Insurance premium	Rents	Rents
Amount of transaction		81 Million yen	12 Million yen	176 Million yen
Item		-	-	-
Balance at end of year (Millions of yen)		-	-	-

(Notes)

1. Conditions for the transactions and guidelines for setting the conditions
   (1) The amount of insurance premium is calculated at the general insurance rate upon specifying the amount insured.
   (2) With respect to lease of the lands, the rent has been determined for each semi-annual period based on the transactions made at the nearby area.
2. With respect to the voting rights of Takahara Kosan K.K., 20.0% is directly owned by Mr. Takahisa Takahara, the Representative Director of the Company, 1.0% is directly owned by Mr. Keiichiro Takahisa, the Representative Director of the Company and 44.5% is directly owned and 34.5% is indirectly owned by the close relative of Mr. Keiichiro Takahisa.
3. With respect to the voting rights of Unitech Corporation, 0.7% is directly owned by Mr. Takahisa Takahara, the Representative Director of the Company, 1.5% is directly owned and 97.8% is indirectly owned by the close relative of Mr. Keiichiro Takahara.
4. Of the amounts mentioned above, the "Amount of transaction" does not include consumption tax.

Year Ended March 31, 2003

This part is omitted.

Non-consolidated Financial Results for the Year Ended March 31, 2004

April 30, 2004

Company name:	Unicharm Corporation
Stock Exchange Listing:	Tokyo Stock Exchange, First Section
Stock code number:	8113
Company URL:	http://www.unicharm.co.jp/
Location of head office:	Ehime Prefecture, Japan
Representative:	Takahisa Takahara Representative Director and President
Contact:	Shigeki Maruyama Managing Director Phone: +81-3-3447-5111
Date of Board Meeting to Approve the Financial Results:	April 30, 2004
Date of General Shareholders' Meeting:	June 29, 2004

Adoption of Interim Dividend System: Yes

Adoption of Unit Trading System: Yes
(1 unit = 100 shares)

1. Non-consolidated Financial Results for the Year Ended March 31, 2004
(1) Non-consolidated Results of Operations

(Amounts are rounded to the nearest million)

	Net sales (Milliions of yen)	Year-on-year Change (%)	Operating income (Milliions of yen)	Year-on-year Change (%)	Ordinary income (Milliions of yen)	Year-on-year Change (%)
Year ended March 31, 2004	165,508	6.2	14,644	20.9	18,645	24.3
Year ended March 31, 2003	155,829	3.3	12,105	34.0	14,995	29.0

	Net income (Milliions of yen)	Year-on-year Change	Net income	Diluted net income per share (Yen)	Return on shareholders' equity (%)	Ratio of ordinary income to total assets (%)	Ratio of ordinary income to net sales (%)
Year ended March 31, 2004	11,658	27.7	172.46	—	11.9	14.0	11.2
Year ended March 31, 2003	9,130	30.4	131.28	—	9.7	12.2	9.6

Notes:

1. Weighted-average common shares outstanding (consolidated):
   Year ended March 31, 2004 66,942,629 shares
   Year ended March 31, 2003: 68,695,197 shares
2. Change in accounting policies: None
3. Change (%) of net sales, operating income, ordinary income and net income represents the increase or decrease ratio in relation with the previous year.

(2) Dividends

	Cash dividends per share			Total dividend payout (Millions of yen)	Payout ratio (%)	Dividend rate for shareholder's equity (%)
	Annual (Yen)	Interim (Yen)	Year-end (Yen)			
Year ended March 31, 2004	28.00	14.00	14.00	1,861	16.2	1.8
Year ended March 31, 2003	24.00	12.00	12.00	1,637	18.3	1.7

(3) Non-consolidated Financial Position

	Total assets (Millions of yen)	Total shareholders' equity (Millions of yen)	Equity-assets ratio (%)	Total shareholders' equity per share (Yen)
March 31, 2004	141,135	101,617	72.0	1,526.95
March 31, 2003	123,112	94,525	76.8	1,399.21

Notes:

1. Number of shares outstanding at fiscal year end
   March 31, 2004: 68,981,591 shares
   March 31, 2003: 68,981,591 shares
2. Number of treasury stock shares at fiscal year end
   March 31, 2004: 2,506,594 shares
   March 31, 2003: 1,508,849 shares

2. Non-consolidated Financial Forecast for the Year Ending March 31, 2005

	Net revenues (Milliions of yen)	Ordinary income (Milliions of yen)	Net income (Milliions of yen)	Cash dividends per share		
				Interim (Yen)	Year-end (Yen)	Annual (Yen)
Six month ending September 30, 2004	82,000	9,700	5,300	15.00	—	—
Year ending March 31, 2005	169,000	18,900	11,000	—	15.00	30.00

Note:

Estimated net income per share for the year ending March 31, 2005 is 163.77 yen.

* The above--mentioned forecast is based on the information available as of the date of disclosure of this material, and including a potential risk and uncertainty. Actual performance may differ from forecast figures due to many factors. Please refer to pages 11 and 12 of the attached material for additional information relating to the above forecast.

12. Non-consolidated Financial Statements, etc.

(1) Non-consolidated Balance Sheets

(Millions of yen)

	March 31, 2004		March 31, 2003		Year-on-year change (decrease)
	Amount	%	Amount	%	Amount
ASSETS:					
I. CURRENT ASSETS:	70,105	49.7	59,476	48.3	10,629
Cash and deposits	26,178		19,413		6,765
Notes receivable	252		804		(552)
Accounts receivable	16,662		14,481		2,181
Marketable securities	12,822		12,101		721
Merchandize and finished products	333		52		281
Supplies	4,053		1,964		2,088
Prepaid expenses	163		164		(1)
Deferred tax assets	1,507		753		754
Short-term loan to affiliates	5,948		5,876		71
Accounts due	2,164		2,719		(554)
Corporate tax receivable	—		1,188		(1,188)
Other current assets	56		55		0
Allowance for doubtful accounts	(37)		(100)		63
II. FIXED ASSETS:	71,029	50.3	63,636	51.7	7,392
1. PROPERTY, PLANT AND EQUIPMENT	12,949	9.2	13,231	10.8	(282)
Buildings	4,658		5,133		(475)
Structures	209		242		(32)
Machinery and equipment	501		263		237
Automotive equipment	11		5		5
Tools, furnitures and fixtures	443		469		(26)
Land	7,112		7,112		—
Construction in progress	12		4		8
2. INTANGIBLES	2,668	1.9	3,132	2.5	(463)
Goodwill	681		908		(227)
Leaseholds	60		60		—
Trademarks	4		4		0
Software	1,883		2,100		(216)
Telephone rights	35		57		(21)
Other	2		2		0
3. INVESTMENTS AND OTHER ASSETS	55,411	39.2	47,272	38.4	8,139
Investment securities	26,845		15,965		10,880
Stocks of affiliates	15,674		15,831		(156)
Investments in capital	264		323		(59)
Investments in affiliates	5,194		5,194		—
Long-term loans receivable	—		500		(500)
Long-term advances to affiliates	1,523		2,301		(777)
Claims in bankruptcy and rehabilitation	589		—		589
Long-term prepaid expenses	46		49		(2)
Deferred tax assets	981		2,770		(1,789)
Deferred tax assets-land revaluation	1,408		1,401		6
Lease deposits	599		759		(160)
Insurance reserve funds	2,930		2,905		24
Other assets	568		669		(101)
Allowance for doubtful accounts	(1,000)		(1,103)		102
Allowance for valuation loss from investments in affiliates	(213)		(296)		83
TOTAL ASSETS	141,135	100.0	123,112	100.0	18,022

(Millions of yen)

	March 31, 2004		March 31, 2003		Year-on-year change (decrease)
	Amount	%	Amount	%	Amount
LIABILITIES					
I. CURRENT LIABILITIES	32,507	23.0	22,397	18.2	10,109
Notes payable	640		1,279		(638)
Accounts payable	9,928		8,300		1,627
Accrued liabilities	13,297		10,948		2,348
Consumption tax payable	270		–		270
Accrued expenses	906		574		332
Income taxes payable	6,081		–		6,081
Deposits received	62		56		5
Deferred revenues	4		4		0
Allowance for bonus	1,290		1,220		70
Other current liabilities	25		14		11
II. LONG-TERM LIABILITIES	7,010	5.0	6,189	5.0	820
Retirement benefits	4,077		3,295		782
Allowance for retirement benefits for directors and corporate auditors	1,030		1,094		(64)
Guarantee deposits	1,902		1,800		102
TOTAL LIABILITIES	39,517	28.0	28,587	23.2	10,930
SHAREHOLDERS' EQUITY					
I. Common stock	15,992	11.4	15,992	13.0	–
II. Capital surplus	18,590	13.2	18,590	15.1	–
Additional paid-in capital	18,590		18,590		–
III. Retained earnings	77,101	54.6	67,295	54.7	9,805
1. Legal reserve	1,991		1,991		–
2. Appropriations (reserves)	61,950		56,450		5,500
Appropriations for dividends	400		400		–
Other appropriations	61,550		56,050		5,500
3. Unappropriated earned surplus	13,159		8854		4,305
IV. Land revaluation difference, net of tax	(2,052)	(1.5)	(2,059)	(1.7)	6
V. Unrealized gain on available-for-sale securities net of tax	4,094	2.9	1,480	1.2	2,613
VI. Treasury stock	(12,108)	(8.6)	(6,775)	(5.5)	(5,333)
Total shareholders' equity	101,617	72.0	94,525	76.8	7,092
TOTAL	141,135	100.0	123,112	100.0	18,022

(2) Non-consolidated Statements of Income

(Millions of yen)

	Year Ended March 31, 2004		Year Ended March 31, 2003		Year-on-year change (decrease)
	Amount	%	Amount	%	Amount
I. NET SALES	165,508	100.0	155,829	100.0	9,678
II. COST OF SALES	103,437	62.5	96,670	62.0	6,766
Gross Profit	62,070	37.5	59,159	38.0	2,911
III SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	47,426	28.7	47,053	30.2	373
Operating income	14,644	8.8	12,105	7.8	2,538
IV. OTHER INCOME	4,365	2.7	3,299	2.1	1,066
Interest income	80		85		(5)
Interests on marketable securities	327		204		123
Dividend income	3,402		2,743		658
Miscellaneous income	554		265		289
V. NON-OPERATING EXPENSES	364	0.2	409	0.3	(45)
Interest expense	71		67		3
Sales discount	27		29		(2)
Loss on sale of marketable securities	4				4
Foreign exchange loss	172		94		77
Charge for transitional obligation for allowance for doubtful accounts	3		62		(58)
Other	85		156		(70)
ORDINARY INCOME	18,645	11.3	14,995	9.6	3,650
VI. EXTRAORDINARY INCOME	560	0.3	750	0.5	(190)
Gain on reversing allowance for valuation loss from investments in affiliates	–		300		(300)
Gain on sale and disposal of fixed assets	–		431		(431)
Gain on sale of investment securities	–		6		(6)
Gain on sale of stocks of affiliates	171		–		171
Gain on reversing allowance for doubtful accounts	55		11		43
Damage deposit	36		–		36
Gain on transfer of business	15		–		15
Settlement money in disputes	281		–		281
VII. EXTRAORDINARY LOSS	1,099	0.7	1,711	1.1	(611)
Loss on disposal of products	–		72		(72)
Loss on disposal of fixed assets	328		225		103
Loss on sale of fixed assets	4		5		(0)
Charge for transitional obligation for allowance for doubtful accounts	–		250		(250)
Charge for transitional obligation for employees' retirement benefits	608		608		–
Loss on write-down of investment securities	33		387		(354)
Loss on sale of investment securities	–		162		(162)
Charge for transitional obligation for allowance for valuation loss from investments in affiliates	125		–		125
INCOME BEFORE INCOME TAXES	18,105	10.9	14,034	9.0	4,070
INCOME TAXES, CURRENT	7,213	4.4	1,589	1.0	5,624
DEFERRED	(766)	(0.5)	3,314	2.1	(4,081)
NET INCOME	11,658	7.0	9,130	5.9	2,527
UNAPPROPRIATED EARNED SURPLUS CARRIED FORWARD	2,431		4,400		(1,969)
REVERSAL OF REVALUATION DIFFERENCE, NET OF TAX (DECREASE)	–		3,849		(3,849)
INTERIM DIVIDEND	930		827		102
UNAPPROPRIATED EARNED SURPLUS	13,159		8,854		4,305

(3) Proposed Appropriation Plan of Earned Surplus

(Millions of yen)

	Year Ended March 31, 2004	Year Ended March 31, 2003
I. Unappropriated earned surplus at year-end	13,159	8,854
II. Appropriation		
Cash dividends	930 (ordinary dividend 14 yen)	809 (ordinary dividend 12 yen)
Bonuses to directors and corporate auditors	113	112
(Bonuses to corporate auditors)	(2)	(3)
Appropriations (reserves)		
Reserve for reduction entry	62	—
Contingent reserve	9,000	5,500
III. Unappropriated earned surplus carried forward	3,052	2,431

(Notes)

1. The Company paid an interim dividend in the aggregate sum of 827 million yen (12 yen per share) on December 10, 2002.
2. The Company paid an interim dividend in the aggregate sum of 930 million yen (14 yen per share) on December 10, 2003.

Summary of Significant Accounting Policies

1. Standard and method of valuation of marketable securities
   Held-to-maturity securities are stated by the amortized cost method (straight-line basis)
   Stocks of subsidiaries and affiliated companies are stated at cost determined by the moving average method.
   Other securities for which market value is determinable are stated by the market value method based on the market price, etc. at the end of term (the variance of the valuation shall be directly accounted for capital and cost of products sold shall be calculated based on the moving average method).
   Other securities for which market value is not readily determinable are stated at cost based on the moving average method.

2. Standard and method of valuation of inventories
   Inventories are stated at cost determined by the gross average method.

3. Standard and method of valuation of derivatives
   Derivatives are stated by the market value method.

4. Depreciation method of fixed assets
   Tangible fixed assets are depreciated by the declining balance method; provided, however, that the Company adopts a straight-line method with respect to buildings (excluding equipment annexed to the buildings) which have been acquired on and after April 1, 1998. Useful life is estimated as follows:
   Buildings 5 to 50 years

   Intangible fixed assets are depreciated by a straight-line method.
   Useful life is estimated as 5 years for goodwill, estimated available period (5 years) for software (utilized internally).

   Long-term prepaid expenses are depreciated by a straight-line method.

5. Foreign Currency Transition
   Monetary assets and liabilities in foreign currencies are translated at the current exchange rate at the end of the term, and the translation gains and losses are credited or charged to income.

6. Provisions
   (1) Allowance for doubtful accounts is calculated based on the estimated amount based on the rate of past record of doubtful accounts as to general claims and the estimated amount of uncollectible accounts upon consideration of collectability of each account by the Company.

   (2) Allowance for valuation loss from investments in affiliates is calculated based on depletion of assets of affiliates.

   (3) Allowance for bonuses to be paid to employees is calculated based on the estimated amount of projected benefit obligation of which payment is scheduled for the next time, applicable to the current year.

   (4) Allowance for retirement benefits to be paid to the employees is calculated based on the estimated amount of projected benefit obligation and the plan assets which are deemed to be accrued at the fiscal year-end.
   Unrecognized net transition asset or obligation (4,053 Million yen) is amortized over 5 years on a straight-line basis.
   Past service liability is amortized over a stated number of years (5 years) within the average remaining service period of the employees at the time of accrual on a straight-line basis.

Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 10 years on a straight-line basis.

(Additional Information)
The employees' pension fund to which the Company belongs was exempted from future payments of substitutional benefits of employees' pension fund by the Minister of Health, Labor and Welfare on July 25, 2003, with the enforcement of the Defined-contribution Pension Law.
At the end of the current fiscal year, the amount which the Company should return (minimum actuarial liability) was 2,385 Million yen and the amount of estimated loss which would arise in the case of application of Article 44-2 of the "Practical Guidance for Accounting of Retirement Benefits (interim report)" (Report No. 13 of The Japan Institute of Certified Public Accountants, Accounting System Committee) as if the payments of such amount to be returned (minimum actuarial liability) were made at the end of the current fiscal year, is 2,067 Million yen.

(5) Allowance for retirement benefits for directors and corporate auditors
The Company accounts for the allowance for retirement benefits for directors and corporate auditors to be required at the end of the current fiscal year in accordance with the regulations on retirement benefits for directors and corporate auditors.

7. Leases
Finance leases other than those that deem to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

8. Hedge Accounting
(1) Method of hedge accounting
The Company adopts the deferral hedge accounting.

(2) Hedging instrument and hedged item
Hedging instrument: currency swap
Hedged item: advances to affiliates

(3) Hedging policy
The Company offsets foreign currency risk in accordance with the "Derivative Transactions Risk Management Policy", internal rule of the Company.

(4) Method of assessment of hedging effectiveness
Determination of the hedging effectiveness is omitted, because the critical terms and conditions of notional principal of hedging instrument and hedged item are the same, and it is assumed that fluctuation of rate and cash flow fluctuation are fully offset at the beginning of hedging and any time thereafter.

9. Other Significant Matters
Accounting for consumption tax
Consumption tax and local consumption tax are excluded from the stated amount of revenue and expenses.

Notes

(Notes to Balance Sheets)

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
1. Accumulated depreciation of tangible fixed assets	7,133	6,749

2. Stocks		As of March 31, 2004	As of March 31, 2003
Number of authorized shares	common stock	196,390,411	196,390,411
Number of outstanding shares	common stock	68,981,591	68,981,591

(Millions of yen)

3. Assets and liabilities to affiliated companies	As of March 31, 2004	As of March 31, 2003
Accounts receivable	1,551	1,692
Accounts due	2,088	2,621
Accounts payable	9,923	8,297
Other accounts payable	6,852	4,264

4. Guarantee obligation (Millions of yen)

(1) Guarantee obligation of borrowing of affiliated companies applying the equity method from financial institutions

	As of March 31, 2004	As of March 31, 2003
Unicharm PetCare Corporation	1,000	2,000
Others	–	115
Total	1,000	2,115

(2) Aggregate outstanding amount of claims covered by defect liability incidental to business transfer

	As of March 31, 2004	As of March 31, 2003
Unicharm Eduo Corporation	105	–

5. Under the "Law of Land Revaluation" (Law No. 34, promulgated on March 31, 1998) and the "Law Revising Part of Law of Land Revaluation" (revised on March 31, 2001), the Company has conducted revaluation of commercial lands. The amount equivalent to the tax on the land revaluation diminish is reported on the part of assets as the deferred tax assets-land revaluation, and the amount of diminish calculated by adding the amount of the tax is reported on the part of assets as the land revaluation diminish.

Method of Revaluation		(1,679)	(1,087)

The amount is calculated based on real estate appraisal information as provided for in Article 2, Paragraph 5 of the enforcement ordinance of the Law of Land Revaluation (enforcement ordinance no. 119, promulgated on March 31, 1998)

Date of Revaluation	March 31, 2001	2,040	–

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
Difference between the market value of the commercial lands of which revaluation were conducted as of the end of March 31, 2004 and the carrying amount of the lands after such revaluation.	(1,679)	(1,087)

(Millions of yen)

6. Limitation on dividend	As of March 31, 2004	As of March 31, 2003
Net assets increased by setting market values on assets provided for in Article 124, Paragraph 3 of the enforcement regulations of the Commercial Law	2,040	–

(Notes to Statements of Income)

1. Transactions with affiliates

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
Goods purchased	99,610	92,668
Interest income	79	83
Dividend income	3,262	2,671

2. Main components of selling, general and administrative expenses

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
Shipping and storage expenses	4,864	4,522
Sales promotion	14,158	13,561
Advertising	5,781	5,884
Employees' salaries and bonuses	5,062	4,883
Charge for transitional obligation for bonuses	1,290	1,220
Charge for transitional obligation for retirement benefits	647	733
Charge for transitional obligation for retirement allowance to directors and corporate auditors	44	40
Depreciation	1,739	1,906

	As of March 31, 2004	As of March 31, 2003
Percentage of selling expenses in selling, general and administrative expenses	82%	79%

3. Total amount of research and development costs

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
Research and development costs included in general and administrative expenses and total of current manufacturing costs	4,465	4,297

4. Components of loss on disposals of property, plant and equipment

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
Buildings	89	5
Machinery and equipment	182	10
Tools, furniture and fixtures	10	29
Software	9	178

(Notes to Leases)

This part is omitted, as it is disclosed by way of EDINET.

(Notes to tax effect accounting)

1. Main causal components of deferred tax assets and deferred tax liabilities

(Millions of yen)

	As of March 31, 2004	As of March 31, 2003
(Deferred tax assets)		
Current		
Accrued enterprise tax	589	–
Allowance for bonuses	525	423
Other	393	440
Total	1,507	864
Non-current		
Investment securities	1,106	1,093
Tax deferred assets	244	495
Allowance for retirement benefits	1,531	1,122
Allowance for retirement benefits for directors and corporate auditors	419	443
Less allowance for doubtful accounts	287	379
Allowance for valuation loss from investments in affiliates	87	123
Other	157	131
Total	3,834	3,778
Total of Deferred Tax Assets	5,341	4,642
(Deferred tax liabilities)		
Current		
Accrued enterprise tax	–	101
Other	–	9
Total	–	110
Non-current		
Reserve for reduction entry	42	–
Net unrealized gain on available-for-sale securities	2,810	1,007
Total	2,852	1,007
Total of deferred tax liabilities, non-current	2,852	1,118
Net deferred tax assets (or liabilities)-current	1,507	753
Net deferred tax assets (or liabilities)-non-current	981	2,770
Total	2,488	3,524
(Deferred tax assets-land revaluation)		
Land	1,408	1,401

2. Difference between the normal effective statutory income taxes rate and the effective income taxes rate

	As of March 31, 2004	As of March 31, 2003
Normal effective statutory income taxes rate	42.1%	42.1%
(Adjustment)		
Expenses not deductible for income tax purposes	0.7%	0.7%
Non-taxable dividend income	(6.8%)	(7.0%)
The resident's tax burden equally	0.2%	0.3%
Special credit of corporation tax for research and development costs, etc.	(1.3%)	–%
Credit for foreign taxes	(0.7%)	(1.0%)
Net deferred tax assets reduced due to change in tax rate	–%	0.9%
Other-net	1.4%	(1.1%)
Actual effective tax rate	35.6%	34.9%

13. Marketable and Investment Securities

As of March 31, 2004
The Company does not own any stock of subsidiaries and affiliated companies for which market price is determinable.

As of March 31, 2003
The Company does not own any stock of subsidiaries and affiliated companies for which market price is determinable.

14. Per-share Data

Year ended March 31, 2004	Year ended March 31, 2003
Net assets per share ¥1,526.95 Net income per share ¥172.46 No diluted net income per share is presented herein because no potential shares with dilutive effects existed.	Net assets per share ¥1,399.21 Net income per share ¥131.28 No dilted net income per share is presented herein because no potential shares existed. (Additional information) The Company adopted Accounting Standards Board Statement No. 2, "Accounting Standard on Net Income per Share" and No. 4, the "Accounting Standards Application Guideline on Net Income per Share," issued by Accounting Standards Board of Japan from the fiscal year ended March 31, 2003. Per-share data for the previous fiscal year computed in the same way as before is as follows: Net assets per share ¥1,400.88 Net income per share ¥132.92

(Note) Basis for computing net income per share is as follows.

	Year ended March 31, 2004	Year ended March 31, 2003
Net income in balance sheet (Millions of yen)	11,658	9,130
Amount not attributable to common stock shareholders (Millions of yen)	113	112
(Directors' bonuses paid with profit appropriation)	(113)	(112)
Net income relating to common shares outstanding (Millions of yen)	11,544	9,018
Number of weighted-average shares outstanding (thousands of shares)	66,942	68,695

15. Changes in Board of Directors

1. Changes in Representative Directors

Not applicable.

2. Changes in Other Directors

The information concerning changes in other directors is included in the "Notice of New Management Organization and Change in Directors".

2. Flash Report ("Zaimu/Gyoseki no Gaikyo") dated January 30, 2004 for the Third Quarter ended December 31, 2003

Consolidated Financial Results for the Third Quarter Ended December 31, 2003

January 30, 2003

Company name:	Unicharm Corporation
Stock Exchange Listing:	Tokyo Stock Exchange, First Section
Stock code number:	8113
Company URL:	http://www.unicharm.co.jp/
Location of head office:	Ehime Prefecture, Japan
Representative:	Takahisa Takahara Representative Director and President
Contact:	Shigeki Maruyama Managing Director Phone: +81-3-3447-5111

1. Preparation Basis for Consolidated Financial Results for the Third Quarter Ended December 31, 2003

(1) Change in accounting principles: None
(2) Change in reporting entities: Yes
Number of consolidated subsidiaries added: 1

2. Consolidated Financial Results for the Third Quarter Ended December 31, 2003
(1) Consolidated Results of Operations

(Amounts are rounded to the nearest million)

	Net sales (¥milliion)	%	Operating income (¥milliion)	%	Ordinary income (¥milliion)	%	Net income (¥milliion)	%
Nine months ended December 31, 2003	181,827	–	24,717	–	25,385	–	13,164	–
Nine months ended December 31, 2002	–	–		–		–		–
Year ended March 31, 2003	223,168	8.0	25,793	35.9	25,895	35.2	12,879	45.5

Nine months ended December 31, 2003	196.21	–
Nine months ended December 31, 2002	–	–
Year ended March 31, 2003	185.29	–

Notes:
1. The percentages shown next to the amounts of net sales, operating income, ordinary income and net income represent increase or decrease ratio (%) in relation with the same period of the previous year, but they are not presented herein because the nine months ended December 31, 2003 is the first period in which the Company prepares its third quarterly financial statements
2. The third quarterly results of operation in the previous year are not presented herein because the nine months ended December 31, 2003 is the first period in which the Company prepares its third quarterly financial statements.

(2) Consolidated Financial Position

(Amounts are rounded to the nearest million)

	Total assets (¥milliion)	Total shareholders' equity (¥milliion)	Equity-assets ratio (%)	Shareholders' equity per share (Yen)
Nine months ended December 31, 2003	201,437	119,818	59.5	1,802.45
Nine months ended December 31, 2002	–	–	–	–
Year ended March 31, 2003	187,98 7	113,136	60.2	1,674.47

Note:

The third quarterly financial position in the previous year is not presented herein because the nine months ended December 31, 2003 is the first period in which the Company prepares its third quarterly financial statements.

(3) Consolidated Cash Flows

(Amounts are rounded to the nearest million)

	Net cash provided by (used in)			Cash and cash equivalents at the end of the period
	Operating activities	Investing activities	Financing activities	
Nine months ended December 31, 2003	24,845	(23,669)	(7,229)	35,406
Nine months ended December 31, 2002	–	–	–	–
Year ended March 31, 2003	27,185	(26,410)	(9,805)	41,568

Note:

The third quarterly cash flows in the previous year is not presented herein because the nine months ended December 31, 2003 is the first period in which the Company prepares its third quarterly financial statements.

3. Consolidated Financial Forecast for the Year Ending March 31, 2004

(Amounts are rounded to the nearest million)

	Net sales	Ordinary income	Net income
Year ending March 31, 2004	240,000	30,000	15,000

Note:

Estimated net income per share for the year ending March 31, 2004 is 205.25 yen.

* The above--mentioned forecast is based on the information available as of the date of disclosure of this material, and including a potential risk and uncertainty. Actual performance may differ from forecast figures due to many factors.

Qualitative Situation Concerning Progress in the Results of Operations (Consolidated Basis)

In spite of distinct evidence that the Japanese economy is on the road toward a steady recovery, severe conditions in personal consumption persisted during the nine months under review. On the other hand, the economy in Asia, the core region for Unicharm business, is growing steadily.

In this economic environment, Unicharm expanded sales in its baby care business by promoting sales of pants-type diapers and boosting its lineup of products that meet the needs of the market. In the feminine care business, the Company expanded sales by introducing high value added products and actively injecting products into the growing panty liner market. In the healthcare and pet care businesses, the Company realized growth rates surpassing the growth of the market. Through vigorous measures to spread its brand in overseas markets, especially in East Asia, Unicharm steadily expanded the scope of its businesses and increased sales. Through its increased revenue and more efficient utilization of its expense budgets, Unicharm was able to reach its targets in profit growth as planned. As a result, the company achieved net sales of ¥181.8 billion, operating income of ¥24.7 billion, an operating income margin of 13.6% (an increase of 2.0 percentage points compared with the previous consolidated fiscal year), ordinary income of ¥25.3 billion, an ordinary income margin of 14.0% (an increase of 2.4 percentage points compared with the previous consolidated fiscal year), net income for the nine months under review of ¥13.1 billion, and a net income margin of 7.2% (an increase of 1.4 percentage points compared with the previous consolidated fiscal year). Company performance went as planned on all fronts.

Overview of Results by Segment

1. Lifestyle Products Division

●Baby Care Business

As a leading company in the field of baby care in Japan, Unicharm has worked to reinvigorate the market, increase earnings, and offer higher added value to consumers through a tireless reworking of products and a vigorous marketing program centered on measures to penetrate and promote the market for pants-type disposable diapers.

The Company completed the launch of a new type of "Moony Man," a pants-type diaper that can be easily put on, that allows easy movement, and that has a softness never before experienced in a product of its kind, on a nationwide scale by commencing sales in the Kanto region in October of the previous year. The Company increased sales in the Baby Care Business overall by revamping and re-launching its reasonably priced pants-type diaper "Mammy Poko Pants" through design improvements and improvement in the "breathability" of the fabric. In overseas operations, Unicharm pursued energetic sales and marketing programs in the East Asian countries where the Company has already established footholds (Taiwan, China, Thailand, Malaysia, Singapore, Indonesia, Philippines) and steadily expanded the scope of operations to penetrate the markets with "Mammy Poko" tape-type diapers and "Mammy Poko Pants" (a pants-type diapers brand). In Europe, the Company expanded sales by entering the pants-type disposable diaper market.

●Feminine Care Business

As the only comprehensive manufacturer of feminine products in Japan, and for the furtherance of its "science of creating freedom and comfort for women," the Company steadily expanded its feminine care business by delivering high value added products through the development and improvement of products that provide the reassurance and comfort associated with Unicharm's "Sofy" brand name.

In the market for sanitary napkins, the Company newly launched "Sofy Wide Guard," a highly absorbent with a new length and shape for added reassurance during night use. Sales of this product steadily expanded within the sluggish market for night-use sanitary napkins.

In the growing market of panty liners, Unicharm added the new 40-in-a-packet product to its lineup of "Sofy Color Liner" series to promote heavy use of the product and develop the latent market.

In the overseas market, the Company aggressively pursued marketing activities and steadily expanded it scope of business in order to accelerate developments in East Asia.

●Healthcare Business

Faced with intensifying competition in a growing market, Unicharm's domestic healthcare business succeeded in expanding its sales at a growth rate that exceeded the growth of the market. Amidst the demographic shift to an older population, the Company vigorously worked to develop and improve its "Liferee" brand. Guided by its business philosophy of "Pursuing the Joy of Life," Unicharm also set its sights on a goal embodied by the concept of "Bedridden neither in Mind nor Body."

The Company revamped and re-launched four types of pants-type adult diapers that already enjoy wide popularity in the growing silver market—"Liferee Rehabilitation Pants," "Liferee Slim Light Pants," "Liferee Slim Long Time Anshin Pants," and "Liferee Anmin Pants for Night Use." These disposable pants-type diapers have the softness of underwear and a convenient shape that makes them easy to put on and take off. Unicharm also progressed further in developing the latent market by revamping and re-launching its "Charm Nap Sawayaka Liner" series, newly launching its "Charm Nap Sawayaka Ultra Absorbent" series, and expanding its lineup of products that can accurately respond to customers needs. For the popular "Unicharm Chourittai ("Superdimensional") Mask" series, the Company newly launched its steady seller "Chourittai (Superdimensional) Mask for Colds."

Marketing efforts for the "Liferee" brand overseas were accelerated in Taiwan and Thailand. In Europe, sales of pants-type disposable diapers expanded steadily.

●Clean and Fresh Business

The clean and fresh business offers customers cleanliness, safety, and freshness through products that use of nonwoven fabric and absorbent material technologies fostered by Unicharm over the years. Unicharm completely renewed the design of "Wave," a series of products that has won high popularity among customers through a promotional activity to advise customers on Unicharm's innovative cleaning system. The Company also conducted try-out campaigns in an effort to spread the brand and add further value to the products.

2. Pet Care Division

The pet care business is operated as a consolidated subsidiary, Unicharm Pet Care Co., Ltd. With the demographic shift towards an older population, the number of pet owners has increased. Steady growth is expected in this promising market in the medium to long term.

Through the aggressive marketing of high value added products formulated both for good taste and beneficial effects in maintaining the health of cats and dogs, the Company's pet food business created a new market segment whilst improving sales. In the pet toiletry products that utilize nonwoven fabric and absorbent material technologies, the Company introduced an innovative toilet system for the pets by launching "Unicharm Pet Care One Week Smell Disinfectant Deo-toilet," an indoor toilet system for cats. This, together with the current lineup of products such as "Deo Sheets," "Deo Sand," and "Disposable Diapers for Pets," is strengthening the performance of the pet care division.

3. Other Business Division

In the Other Business Division, the Company steadily expanded sales centering on the food packaging business for supermarkets.

Qualitative Information Concerning Changes in the Financial Position (Consolidated Basis)

Total assets stood at ¥201.4 billion, an increase of ¥13.4 billion compared with the previous consolidated fiscal year, while shareholders' equity increased by ¥6.6 billion to ¥119.8 billion. As a result, the shareholders' equity-assets ratio dropped from 60.2% in the previous consolidated fiscal year end to 59.5%.

Principal changes are as follows. In current assets, cash and cash equivalents decreased by ¥10.2 billion, notes and accounts receivable increased by ¥4.7 billion, and marketable securities increased by ¥5.6 billion. In tangible fixed assets, construction in progress increased by ¥4.1 billion. In investments and other assets, investment securities increased by ¥9.8 billion.

Consolidated Cash Flows

Net cash provided by operating activities during the nine months under review stood at ¥24.8 billion, most of which was derived from ¥24.3 billion in income before income taxes and minority interests.

Net cash used in investing activities amounted to ¥23.6 billion. The principal components were ¥14.2 billion for capital investments and ¥9.8 billion for the purchase of investment securities.

Net cash used in financing activities amounted to ¥7.2 billion, mainly due to acquisition of own stocks.

As a result, cash and cash equivalents outstanding at the end of the nine months under review decreased by ¥6.1 billion from the previous consolidated fiscal year end to ¥35.4 billion.

Qualitative Information Concerning Business Forecasts

The Company has not made any changes to its business forecasts published at the closing of interim accounts for fiscal year ended March 31, 2004 (published on October 31, 2003).

(Attached materials)

Summary of Consolidated Balance Sheets (Quarterly)

(Millions of yen)

	As of end of third quarter of fiscal 2004 (As of December 31, 2003)		As of end of fiscal 2003 (As of March 31, 2003)	
	Amount	Percentage of total assets (%)	Amount	Percentage of total assets (%)
(Assets)				
I. Current Assets	88,284	43.8	88,499	47.1
II. Fixed Assets	113,153	56.2	99,488	52.9
1.Tangible fixed assets	76,535	38.0	71,089	37.8
2.Intangible fixed assets	2,800	1.4	3,309	1.8
3.Investments and other assets	33,817	16.8	25,089	13.3
Total assets	201,437	100.0	187,987	100.0

(Millions of yen)

	Amount	Percentage of total liabilities, minority interests and shareholders' equity	Amount	Percentage of total liabilities, minority interests and shareholders' equity
(Liabilities)				
I. Current Liabilities	64,002	31.8	58,520	31.1
II. Fixed Liabilities	10,863	5.4	10,427	5.6
Total liabilities	74,865	37.2	68,947	36.7
Minority Interests	6,753	3.3	5,903	3.1
(Shareholders' Equity)				
Total Shareholders' Equity	119,818	59.5	113,136	60.2
Total Liabilities, Minority Interest, Shareholders' Equity	201,437	100.0	187,987	100.0

Summary of Consolidated Statements of Income (Quarterly)

(Millions of yen)

	Nine months ended December 31, 2003 (from April 1, 2003 until December 31, 2003)		Consolidated fiscal year ended March 31, 2003 (from April 1, 2002 until March 31, 2003)	
	Amount	Percentage Ratio (%)	Amount	Percentage Ratio (%)
I. Net Sales	181,827	100.0	223,168	100.0
II. Cost of Sales	99,409	54.7	123,882	55.5
Gross Profit	82,418	45.3	99,286	44.5
III. Selling, General and Administrative Expenses	57,701	31.7	73,492	32.9
Operating Income	24,717	13.6	25,793	11.6
IV. Non-operating Income	1,304	0.7	1,263	0.5
V. Non-operating Expenses	635	0.3	1,161	0.5
Ordinary Income	25,385	14.0	25,895	11.6
VI. Extraordinary Income	483	0.3	535	0.3
VII.Extraordinary Loss	1,469	0.9	3,533	1.6

Income before Income Taxes and Minority Interests	24,399	13.4	22,896	10.3
Income Taxes	10,062	5.5	8,969	4.0
Minority Interests in Net Income	1,172	0.7	1,046	0.5
Net Income	13,164	7.2	12,879	5.8

Summary of Consolidated Statements of Cashflows (Quarterly)

(Millions of yen)

	Nine months ended December 31, 2003 (from April 1, 2003 until December 31, 2003)	Consolidated fiscal year ended March 31, 2003 (from April 1, 2002 until March 31, 2003)
	Amount	Amount
I. CASH FLOWS FROM OPERATING ACTIVITIES	24,845	27,185
II. CASH FLOWS FROM INVESTING ACTIVITIES	(23,669)	(26,410)
III. CASH FLOWS FROM FINANCING ACTIVITIES	(7,229)	(9,805)
IV. FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(109)	(187)
V. NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,161)	(9,217)
VI. CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	41,568	50,785
VII. CASH AND CASH EQUIVALENTS, END OF YEAR	35,406	41,568

3. Flash Report ("Zaimu/Gyoseki no Gaikyo") dated July 31, 2003 for the First Quarter ended June 30, 2003

Consolidated Financial Results for the First Quarter Ended June 30, 2003

July 31, 2003

Company name:	Unicharm Corporation
Stock Exchange Listing:	Tokyo Stock Exchange, First Section
Stock code number:	8113
Company URL:	http://www.unicharm.co.jp/
Location of head office:	Ehime Prefecture, Japan
Representative:	Takahisa Takahara Representative Director and President
Contact:	Shigeki Maruyama Managing Director Phone: +81-3-3447-5111

1. Preparation Basis for Consolidated Financial Results for the First Quarter Ended June 30, 2003

(1) Change in accounting principles: None

(2) Change in reporting entities: Yes

Number of consolidated subsidiaries added: 1

2. Consolidated Financial Results for the First Quarter Ended June 30, 2003
(1) Consolidated Results of Operations

(Amounts are rounded to the nearest million)

	Net sales (¥milliion)	%	Operating income (¥milliion)	%	Ordinary income (¥milliion)	%	Net income (¥milliion)	%
Three months ended June 30, 2003	57,665	–	7,864	–	8,120	–	4,105	–
Three months ended June 30, 2002	–	–	–	–	–	–	–	–
Year ended March 31, 2003	223,168	8.0	25,793	35.9	25,895	35.2	12,879	45.5

Three months ended June 30, 2003	60.84	–
Three months ended June 30, 2002	–	–
Year ended March 31, 2003	185.29	–

Notes:

1. The percentages shown next to the amounts of net sales, operating income, ordinary income and net income represent increase or decrease ratio (%) in relation with the same period of the previous year, but they are not presented herein because the three months ended June 30, 2003 is the first period in which the Company prepares its first quarterly financial statements
2. The first quarterly results of operation in the previous year are not presented herein because the three months ended June 30, 2003 is the first period in which the Company prepares its first quarterly financial statements.

(2) Consolidated Financial Position

(Amounts are rounded to the nearest million)

	Total assets (¥milliion)	Total shareholders' equity (¥milliion)	Equity-assets ratio (%)	Shareholders' equity per share (Yen)
Three months ended June 30, 2003	193,670	116,873	60.3	1,732.09
Three months ended June 30, 2002	—	—	—	—
Year ended March 31, 2003	187,98 7	113,136	60.2	1,674.47

Note:

The first quarterly financial position in the previous year is not presented herein because the three months ended June 30, 2003 is the first period in which the Company prepares its first quarterly financial statements.

(3) Consolidated Cash Flows

(Amounts are rounded to the nearest million)

	Net cash provided by (used in)			Cash and cash equivalents at the end of the period
	Operating activities	Investing activities	Financing activities	
Three months ended June 30, 2003	7,414	(7,536)	(918)	40,513
Three months ended June 30, 2002	—	—	—	—
Year ended March 31, 2003	27,185	(26,410)	(9,805)	41,568

Note:

The first quarterly cash flows in the previous year is not presented herein because the three months ended June 30, 2003 is the first period in which the Company prepares its first quarterly financial statements.

3. Consolidated Financial Forecast for the Year Ending March 31, 2004

(Amounts are rounded to the nearest million)

	Net sales	Ordinary income	Net income
Six month ending September 30, 2003	115,000	13,000	6,700
Year ending March 31, 2004	240,000	27,500	14,000

Note:

Estimated net income per share for the year ending March 31, 2004 is 205.25 yen.

* The above--mentioned forecast is based on the information available as of the date of disclosure of this material, and including a potential risk and uncertainty. Actual performance may differ from forecast figures due to many factors.

Qualitative Situation Concerning Progress in the Results of Operations (Consolidated Basis)

Severe economic conditions still prevailed in Japan during the first quarter under review due to low domestic demand resulting from the slowdown in the U.S. economy and weak consumer spending.

Under these circumstances, Unicharm increased sales in its domestic baby care business by promoting a shift to pants-type diapers and injecting high value added products into markets. In the healthcare and pet care businesses, the Company was able to expand sales at a robust rate outpacing the growth of the market itself. The Company steadily expanded its scope of business in overseas markets by aggressively broadening its areas of activity and spreading its brand, especially in East Asia. The Company was able to achieve its targets in profit growth through a number of positive factors, including an increased profit effect, more efficient utilization of expenses such as sales promotion expenses in domestic business, and improved profitability relative to increased sales in overseas business. As a result, the company achieved net sales of ¥57.6 billion, operating income of ¥7.8 billion, an operating income margin of 13.6% (an increase of 2.0 percentage points compared with the previous consolidated fiscal year), ordinary income of ¥8.1 billion, an ordinary income margin of 14.1% (an increase of 2.5 percentage points compared with the previous consolidated fiscal year), net income of ¥4.1 billion, and a net income margin of 7.1% (an increase of 1.3 percentage points compared with the previous consolidated fiscal year). Overall, the company progressed at the levels originally planned.

Overview of Results by Segment

1. Lifestyle Products Division

●Baby Care Business

The contraction of domestic demand caused by the declining birthrate and persistent weakness in consumer spending has steadily intensified competition. Since the second half of 2001, business conditions in the market remained severe despite signs of a halt in the downward spiral of prices.

Facing these circumstances as a leading company in its field, Unicharm has worked to reinvigorate this sluggish market, increase earnings, and offer higher added value to consumers through a tireless reworking of products and a vigorous marketing program centered on measures to penetrate and promote the market for pants-type disposable diapers.

The new "Moony Man," a pants-type diaper that can be easily put on, that allows easy movement, and that feels softer to the touch than any product of its kind ever made, is now being marketed in Chugoku, Shikoku, Kyushu and Okinawa, the regions where sales campaigns started early, as well as in the recently entered markets of Kinki, Chubu, and Hokuriku. The Company's baby wet tissues sales have increased with the addition of four products, including "Moony Yawaraka Sozai no Oshirifuki," from this Spring.

In its overseas operations, Unicharm pursued energetic sales and marketing programs in the East Asian countries where the Company already has footholds (Taiwan, China, Thailand, Malaysia, Singapore, Indonesia, Philippines) and steadily expanded the scope of operations to penetrate the market with "Mammy Poko" (tape-type diapers) and "Mammy Poko Pants" (pants-type diapers). Unicharm also expanded its sales in Europe by entering the pants-type disposable diaper market.

●Feminine Care Business

The domestic market for feminine care products was weak as a result of a decline in the target population. However, as the only comprehensive manufacturer of feminine products in Japan, and for the furtherance of its "science of creating freedom and comfort for women," the Company sought to stimulate the market through the development and improvement of products that provide the reassurance and comfort associated with Unicharm's Sofy brand name.

In sanitary napkins, the Company revamped and relaunched the "Sofy Shikkari Kyushu" series of ultra absorbent type napkins. And by adding leak-prevention functions to the sides and back "Yoyu no Kyushuryoku 3-so Kyushu-tai," a highly absorbent 3-ply absorbent napkin no longer sold, Unicharm successfully produced a new, reinforced product that reassures women and provides maximum protection even on heavy days.

In sanitary briefs, Unicharm newly added "coral pink," a pastel color for the Spring season, to its "Sofy Stylish Fit" series of popular hip-hanger-boxer type briefs. Work to expand Unicharm's lineups of sanitary briefs continued.

Along with these improvements in adding value to products, Unicharm carried out "Sofy 20th Anniversary Project" in an effort to stimulate demand and strengthen brand power.

In the overseas market, the Company aggressively pursued marketing activities and steadily expanded it scope of business in order to accelerate developments in East Asia.

●Healthcare Business

During the first quarter under review, the domestic healthcare business, faced with intensifying competition in a growing market, succeeded in expanding its sales. As the demographic shift to an older population continues to sustain steady growth in the market, Unicharm has worked vigorously to develop and improve its "Liferee" brand. Guided by the "Liferee" business philosophy of "Pursuing the Joy of Life," the Company set its sights on a goal embodied in the concept of "Bedridden neither in Mind nor Body." Unicharm revamped and released "Liferee Yoko- more Anshin Tape-dome" ("Liferee with safety tapes to prevent leakage from sides") as a diaper suited for those who spend longer times in bed. Responding to the greater need for skincare at care facility sites, Unicharm revamped and released "Long-Lasting Liferee Ohada Sara-Sara Pad" and "Liferee Ohada Sara-Sara Pad Night Guard" partial pads, a pair of products designed to accommodate the special characteristics of male and female bodies while reducing skin problems through skin-care and leak-prevention functions.

In the overseas market, sales of "Liferee" brand products are expanding at an accelerating pace in Taiwan, and sales of pants-type adult disposable diapers are growing steadily in Europe.

●Clean and Fresh Business

The clean and fresh business offers customers cleanliness, safety, and freshness through products that use nonwoven fabrics and absorbent material technologies fostered by Unicharm over the years. Within Unicharm's general-use moist towelettes lineup, the company revamped and newly launched the "Silcot Wet Tissues" brand and "Silcot" brand (Japan's No. 1 cosmetic puff) with new packaging this Spring. The "Wave" series is now selling well as a result of marketing promotions focused on suggestions for customers on Unicharm's innovative system for cleaning. Unicharm has continued to promote the brand penetration and value of the products in its Clean and Fresh Business.

2. Pet Care Division

The pet care business is operated as a consolidated subsidiary, Unicharm Pet Care Co., Ltd. With the demographic shift towards an older population, the number of pet owners has increased and steady growth is expected in this promising market in the medium to long term.

Through the aggressive marketing of new products such as "Neko Genki: for cats with weight problems," "Neko Genki Dry Kedama Care" (a cat food for the treatment of hairballs), "Aiken Genki 11 Years Plus," and the "Aiken Genki Kenko Biscuits"—all of which aim to be both tasty and effective in maintaining the health of cats and dogs—the Company created a high value added market segment whilst improving sales. The Company steadily expand its sales of pet care products through persistent efforts to improve product functions and expand the Unicharm lineups of products that use nonwoven fabric and absorbent material technologies, such as "Deo Sheets," "Deo Sand," and "Disposable Diapers for Pets."

3. Other Business Division

In the Other Business Division, the Company steadily expanded sales centering on the food packaging business for supermarkets.

Qualitative Information Concerning Changes in the Financial Position (Consolidated Basis)

Total assets stood at ¥193.6 billion, an increase of ¥5.6 billion compared with the previous consolidated fiscal year end, while shareholders' equity increased by ¥3.7 billion to ¥116.8 billion. As a result, the shareholders' equity-assets ratio changed from 60.2% in the previous consolidated fiscal year end to 60.3%.

Principal changes are as follows. In current assets, cash and cash equivalents decreased by ¥8 billion, and marketable securities increased by ¥6.6 billion. In tangible fixed assets, construction in progress increased by ¥2.4 billion. In investments and other assets, investment securities increased by ¥4.6 billion.

Consolidated Cash Flows

Net cash provided by operating activities during the first quarter under review stood at ¥7.4 billion, most of which was derived from ¥8 billion in income before income taxes and minority interests.

Net cash used in investing activities amounted to ¥7.5 billion. The principal components were ¥3.9 billion for capital investments and ¥3.9 billion for the purchase of investment securities.

Net cash used in financing activities amounted to ¥900 million, most of which went toward the payment of dividends.

As a result, cash and cash equivalents outstanding at the end of the first quarter under review decreased by ¥1 billion from the previous consolidated fiscal year end to ¥40.5 billion.

Qualitative Information Concerning Business Forecasts

The Company has not made any changes to its original business forecasts (published on May 6, 2003) for both interim and fiscal years.

Summary of Consolidated Balance Sheets (Quarterly)

(Millions of yen)

	As of end of first quarter of fiscal 2004 (As of June 30, 2003)		As of end of fiscal 2003 (As of March 31, 2003)	
	Amount	Percentage of total assets (%)	Amount	Percentage of total assets (%)
(Assets)				
I. Current Assets	87,731	45.3	88,499	47.1
II. Fixed Assets	105,939	54.7	99,488	52.9
1.Tangible fixed assets	73,222	37.8	71,089	37.8
2.Intangible fixed assets	3,152	1.6	3,309	1.8
3.Investments and other assets	29,563	15.3	25,089	13.3
Total assets	193,670	100.0	187,987	100.0

(Millions of yen)

	Amount	Percentage of total liabilities, minority interests and shareholders' equity	Amount	Percentage of total liabilities, minority interests and shareholders' equity
(Liabilities)				
I. Current Liabilities	59,964	31.0	58,520	31.1
II. Fixed Liabilities	10,724	5.5	10,427	5.6
Total liabilities	70,688	36.5	68,947	36.7
Minority Interests	6,108	3.2	5,903	3.1
(Shareholders' Equity)				
Total Shareholders' Equity	116,873	60.3	113,136	60.2
Total Liabilities, Minority Interest, Shareholders' Equity	193,670	100.0	187,987	100.0

Summary of Consolidated Statements of Income (Quarterly)

(Millions of yen)

	Three months ended June 30, 2003 (from April 1, 2003 until June 30, 2003)		Consolidated fiscal year ended March 31, 2003 (from April 1, 2002 until March 31, 2003)	
	Amount	Percentage Ratio (%)	Amount	Percentage Ratio (%)
I. Net Sales	57,665	100.0	223,168	100.0
II. Cost of Sales	31,602	54.8	123,882	55.5
Gross Profit	26,063	45.2	99,286	44.5
III. Selling, General and Administrative Expenses	18,198	31.6	73,492	32.9
Operating Income	7,864	13.6	25,793	11.6
IV. Non-operating Income	486	0.9	1,263	0.5
V. Non-operating Expenses	230	0.4	1,161	0.5
Ordinary Income	8,120	14.1	25,895	11.6
VI. Extraordinary Income	367	0.6	535	0.3
VII.Extraordinary Loss	392	0.7	3,533	1.6
Income before Income Taxes and Minority Interests	8,096	14.0	22,896	10.3

Income Taxes	3,599	6.2	8,969	4.0
Minority Interests in Net Income	392	0.7	1,046	0.5
Net Income	4,105	7.1	12,879	5.8

4. Press release dated April 30, 2004 regarding the granting of stock options

April 30, 2004
Unicharm Corporation
President & Representative Director Takahisa Takahara
(Code #: 8113, TSE First Section)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
(TEL: 03-3449-2858)

Notice for Stock Options (Stock Purchase Rights)

Dear Sirs,

We resolved at the Board of Directors Meeting held on April 30, 2004 to submit a proposal to the 44th Unicharm Corporation Ordinary General Meeting of Shareholders, scheduled to take place on June 29, 2004, a request for the approval of the issuance of stock purchase rights as stock options in accordance with the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan, and hereby inform you of the details as follows.

I. Reasons for issuing Stock Purchase Rights to Persons Other Than Shareholders under Particularly Favorable Conditions

The issuance of stock purchase rights is based on "2. Outline of Issuance of Stock Purchase Rights" below to the directors, auditors or employees of Unicharm and our subsidiaries reflecting our desire to increase our contribution to and motivation for improving consolidated results as well as further advancing management practices that places a heavy emphasis on our shareholders.

2. Outline of Issuance of Stock Purchase Rights

(1) Class and the number of shares subject to each stock purchase right
750,000 Unicharm common stock shares (upper limit)

(2) Total number of stock purchase rights to be issued
7,500 (upper limit)
100 shares will be allotted per each stock purchase right ("Number of Granted Shares").

However, in the event we split or reverse split common stock after the day on which stock purchase rights are issued ("Issuance Date"), we will make a proportional adjustment to the Number of Granted Shares that corresponds to the ratio of such split or reverse split shares, and any fractional shares totaling less than one (1) share will be rounded off.

In the event that we carry out a capital reduction, merger or corporate division after the Issuance Date, and if circumstances present themselves such that adjusting the Number of Granted Shares is unavoidable, we will adjust the Number of Granted Shares to the extent deemed reasonable upon considering the terms and conditions of such capital reduction, merger or corporate division.

(3) Issuance price of stock purchase rights
None

(4) Amount to be paid when exercising each stock purchase right

The amount to be paid when exercising each stock purchase right will be the product of the amount to be paid per issued or transferred share according to the exercise of each stock purchase rights ("Exercise Right") and the Number of Granted Shares.

The Exercise Price will be the higher of the average value of the closing price ("Closing Price") in regular trading of Unicharm common stock on the Tokyo Stock Exchange for each day (excluding days on which no trading takes place) in the month prior to the month which the Issuance Date belongs or the Closing Price on the Issuance Date multiplied by 1.05, and fractions less than one (1) yen will be rounded off.

In the event that we exercise new shares or dispose of treasury stock in connection with our common stock at a price that falls below the market price after the Issuance Date (excluding the exercise of stock purchase rights), the Exercise Price will be adjusted using the following equation, and fractions less than one (1) yen that result from such adjustment will be rounded off.

$$\text{Exercise Price after adjustment} = \text{Exercise Price prior to adjustment} \times \frac{\text{Number of issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Amount to be paid per share}}{\text{Market price}}}{\text{Number of issued shares} + \text{Number of newly issued shares}}$$

In the above equation, "Number of issued shares" is the difference between the number of Unicharm outstanding shares less the number of treasury stock held by our company, and in the event that we dispose of treasury stock, "Number of newly issued shares" can be replaced with the phrase "Number of treasury stock to be disposed".

In the event that we conduct a split or reverse split of Unicharm common stock after the Issuance Date, we will make a proportional adjustment to the Exercise Price, and any fractions totaling less than one (1) yen will be rounded off.

Furthermore, if we conduct a capital reduction, merger or corporate division after the Issuance Date, and if circumstances present themselves such that adjusting the Exercise Price is unavoidable, we will adjust the Exercise Price to the extent deemed reasonable upon considering the terms and conditions of such capital reduction, merger or corporate division.

(5) Period f or exercising stock purchase rights
July 1, 2007 to June 30, 2009

(6) Other terms on exercising stock purchase rights
   (i) In the event that the market price of Unicharm common stock at the time of exercising stock purchase rights is less than 8,200 yen (if necessary, this amount will be adjusted using the same method as that used for adjusting the Exercise Price), the parties with stock purchase rights may not exercise such rights.
   (ii) Other terms for exercising will be determined that the Board of Directors Meeting of our company.

(7) Reasons and terms for canceling stock purchase rights
   (i) In the event that we approve of a proposal that allows the approval of a Merger Agreement where our company becomes an acquired company at the Unicharm General Meeting of Shareholders or in the event that a proposal for the approval of a Stock Exchange Agreement where our company becomes a wholly-owned subsidiary or a proposal for transferring shares is approved at Unicharm General Meeting of Shareholders, we may cancel the stock purchase rights at no cost.
   (ii) We may cancel at no charge and at any time stock purchase rights that have not been exercised and that have been acquired and are owned by our company.

(8) Limitations on transfer of stock purchase rights
Any transfer of stock purchase rights will require approval by our company's Board of Directors.

* The terms of the specific issuance or allotment of stock purchase rights are subject to the approval and consent of the 44th Ordinary General Meeting of Shareholders of our company, scheduled to take place on June 29, 2004 concerning the above, and we will determine such terms according to a resolution by our company's Board of Directors Meeting to be held after such General Meeting of Shareholders.

5. Press release dated April 30, 2004 regarding the introduction of a new management structure

April 30, 2004

Name of company: Unicharm Corporation
Name of representative: Takahisa Takahara
President & Chief Operating Officer
(Stock Code Number: 8113 First Section of TSE)
Contact: Jun Iwata, Deputy General Manager,
Corporate Planning Department
(Tel.: 03-3449-2858)

Announcement of New Management System and Change in Officers

Dear Sirs,

Unicharm hereby announces that its Board of Directors, pursuant to the resolutions of the Board of Directors' Meeting held on April 30, 2004, will introduce a new management system and change the composition of Unicharm officers. The details are as follows (both will be effective as of June 29, 2004):

1. Reasons for and details of the transition to the new management system

Unicharm has long been working to enforce corporate governance as an important management principle. Now, in an effort to further expand its corporate values, Unicharm will reorganize its management system. The Company's management system for corporate governance was formed by a switch from the traditional management framework of directors and auditors to a system of executive officers in June 1999, resulting in the present management system of 5 directors, 26 executive officers (including 5 concurrently posted as directors) and 3 corporate auditors (including 1 external corporate auditor). After the general meeting of shareholders held on June 29 this year, the director titles such as "president" and "managing director" will be abolished. Such titles as "president" and "managing director" will be combined with the title "executive officer," and the President & CEO will execute the office as head of the executive body. Executive officers will be appointed each year at the meeting of Board of Directors held after the closure of shareholders' meeting, as persons responsible for each executive division. The Board of Directors will work to separate authority for oversight and execution by electing chairman as the heads of the oversight body from among the directors of the Board who are not executive officers. In April 2004, an executive committee consisting of director-executive officers as regular members was formed in an effort to strengthen oversight functions by directors on the operation of business and also to step up speed in management decision-making on issues related thereto. Every month, the regular members of the executive committee, chaired by the representative director/president & CEO, will work with the related executive divisions for the proper and timely solution of important operational issues selected by the chairman, giving due consideration to the state of operation of the whole Company.

Also, as a company with a Board of Auditors system, Unicharm will adopt a stipulation requiring the majority of corporate auditors to be externally originated, two years in advance of the date of the [enforcement of the amendment to the commercial code]. Mr. Haruhiko Takenaka (Statutory Corporate Auditor of Nissan Motor Co., Ltd.) is scheduled to assume the post of external corporate auditor upon adoption of the resolution for the appointment at the general meeting of shareholders to be held on June 29 this year. As a result, together with Mr. Masahiko Hirata (Former Executive Vice President of Matsushita Electric Industrial Co., Ltd.), there will be a total of two external corporate auditors. With the two internal corporate auditors, the Board of Auditors will consist of a total of 4 members with which the Company aims to step up its monitoring functions for the Board of Directors. There are no business relations existing between the Company and the external corporate auditors.

A simplified organizational chart of the Company's management system is shown below:


General Meeting of Shareholders
Board of Corporate Auditors
2 Internal Corporate Auditors
2 External Corporate Auditors
Monitoring
Board of Directors
Representative Director-Chairman of the Board
1 Representative Director
3 Directors
Overseeing, Appointing, Delegating of decision-making
Reporting
Executive System
Internal Audit Committee
Monitoring
Representative Director- President & CEO
Executive Committee
Representative Director, President & CEO
3 Director-Senior Executive Officers
Directing, Overseeing
Reporting
Directing, Overseeing
Reporting
Executive Division
Executive Officers
Executive Division
Executive Officers

2. Change in Officers

New Post	Name	Current Post
Representative Director, Chairman of the Board	Keiichiro Takahara	Chairman & Chief Executive Officer
Representative Director, President & Chief Executive Officer	Takahisa Takahara	President & Chief Operating Officer
Director & Managing Executive Officer	Shigeki Maruyama	Managing Director & Executive Officer
Director & Managing Executive Officer	Takaaki Okabe	Managing Director & Executive Officer
Director & Managing Executive Officer	Koji Inokuma	Director & Executive Officer

Position	Name	Current Post
Statutory Corporate Auditor	Katsuaki Ishikawa	Statutory Corporate Auditor
Statutory Corporate Auditor	Tsuyoshi Miyauchi	Newly appointed
Corporate Auditor (External Corporate Auditor)	Masahiko Hirata	Corporate Auditor (External Corporate Auditor)

Corporate Auditor (External Corporate Auditor)	Haruhiko Takenaka	Newly appointed

The above candidates are expected to assume offices pursuant to the adoption of the resolution for the appointment at the ordinary general meeting of shareholders scheduled to be held on June 29, 2004 and the resolution of the Board of Directors after the closure of the said general shareholders' meeting.

3. Retiring Auditor

Name	Change
Tadeki Itoh	Resign from the position of Statutory Corporate Auditor

Reference Materials

Curriculum Vitae of the Candidate to be Appointed as Corporate Auditor

Name	Tsuyoshi Miyauchi	
Place of Birth	Niihama-shi, Ehime Prefecture	
Date of Birth	February 8, 1946	
Academic Background (latest)	Graduated from Matsuyama University (Faculty of Business Administration)	
Professional Appointments	April 1, 1969	Joined Kabushiki Kaisha Charm (Present Unicharm Corporation)
	June 7, 1969	Assigned to Sapporo Office of above company.
	December 28, 1990	〔General Manager, Human Resources Section, Administration Department〕 of above company.
	April 1, 1995	General Manager, 〔 Production & Planning Department〕 of above company.
	April 1, 1996	Section Manager 〔Production & Human Resources Planning Department〕 of above company.
	October 1, 1999	Managing Director of Cosmotec Corporation
	April 1, 2002	Representative Director & President of above company (present post)

Reference Materials

Curriculum Vitae of the Candidate to be Appointed as Corporate Auditor

Name	Haruhiko Takenaka	
Place of Birth	Tokyo	
Date of Birth	December 1, 1939	
Academic Background (latest)	March 1962	Graduated from the University of Tokyo (Faculty of Law)
Professional Appointments	April 1962	Joined the Industrial Bank of Japan., Ltd.
	June 1984	General Manager, Paris Branch of above bank.
	June 1988	General Manager, Financial Products Department of above bank.
	June 1990	Director, General Manager, Financial Products Department of above bank.
	June 1992	Director, General Manager, London Branch of above bank.
	June 1993	Managing Director, General Manager, London Branch of above bank.
	June 1995	Managing Director, General Manager, 〔International Operations Department〕 of above bank
	June 1998	Resigned from the post of Managing Director of above bank
		Advisor of above bank
	June 1998	Vice President, IBJ Schroeder Bank
	January 1999	Vice President, IBJ Whitehall Bank & Trust Company (company name changed)
	June 2000	Resigned from the post of Advisor of the Industrial Bank of Japan, Ltd.
		Resigned from the post of Vice President of IBJ Whitehall Bank & Trust Company.
		Statutory Corporate Auditor of Nissan Motor Co., Ltd. (present post)